      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1994

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                           8062                   75-2497104
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification No.)

                              201 WEST MAIN STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 572-2000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                STEPHEN T. BRAUN
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      COLUMBIA/HCA HEALTHCARE CORPORATION
                              201 WEST MAIN STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 572-2000
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   COPIES TO:

          Bruce L. Lieb                     Richard J. Sandler
Proskauer Rose Goetz & Mendelsohn         Davis Polk & Wardwell
          1585 Broadway                    450 Lexington Avenue
     New York, New York 10036            New York, New York 10017
          (212) 969-3320                      (212) 450-4224

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.
                            ------------------------
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED
                                                    PROPOSED          MAXIMUM
                                                     MAXIMUM         AGGREGATE        AMOUNT OF
    TITLE OF EACH CLASS OF       AMOUNT TO BE    OFFERING PRICE      OFFERING       REGISTRATION
          SECURITIES            REGISTERED(1)(2)  PER SHARE(3)       PRICE(3)          FEE(3)
Common Stock, $.01 par             6,900,000
 value........................      shares          $38.1875       $263,493,750        $90,860

(1) Includes 900,000 shares which may be purchased by the Underwriters pursuant to an overallotment option. See "Underwriting."
(2)  Also includes associated Preferred Stock Purchase Rights.
(3) The registration fee has been computed pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for shares of the Common Stock on May 13, 1994.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

This Registration Statement contains two forms of Prospectus: one to be used in connection with a United States and Canadian offering (the "U.S. Offering") and one to be used in connection with a concurrent international offering outside the United States and Canada (the "International Offering," together with the U.S. Offering, the "Offering"). The complete Prospectus for the U.S. Offering follows immediately. Following such Prospectus is an alternate front cover page for the International Offering. All of the other pages of the Prospectus for the U.S. Offering are to be used for the U.S. Offering and the International Offering.

The complete Prospectus for the U.S. Offering and the International Offering in the forms in which they are to be used will be filed with the Securities and Exchange Commission pursuant to Rule 424 or in an amendment to the Registration Statement.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS                    SUBJECT TO COMPLETION
                               DATED MAY 16, 1994
6,000,000 SHARES

Columbia/HCA Healthcare Corporation
COMMON STOCK
($.01 PAR VALUE)

All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders of Columbia/HCA Healthcare Corporation (the "Company"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares. Of the 6,000,000 shares of Common Stock offered hereby, 4,800,000 shares initially are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Underwriters") and 1,200,000 shares initially are being offered outside of the United States and Canada by the International Underwriters (the "International Underwriters," together with the U.S. Underwriters, the "Underwriters").

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "COL." On May 13, 1994, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Tape, was $38.00 per share. See "Price Range of Common Stock and Dividend Policy."

SEE "INVESTMENT CONSIDERATIONS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------------------
                                                           PRICE TO    UNDERWRITING   PROCEEDS TO SELLING
                                                           PUBLIC      DISCOUNT(1)    STOCKHOLDERS(2)
- ---------------------------------------------------------------------------------------------------------
Per Share                                                  $           $              $
- ---------------------------------------------------------------------------------------------------------
Total(3)                                                   $           $              $
- ---------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  The Company will pay the expenses of the offering estimated at $      .
(3) Certain Selling Stockholders have granted to the U.S. Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional 900,000 shares of Common Stock, solely to cover overallotments, if any. If such overallotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be $ , $ and $ , respectively. See "Underwriting."

The shares offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the
shares will be made against payment therefor on or about           , 1994 at the
offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York
10260.

J.P. MORGAN SECURITIES INC.

                           DEAN WITTER REYNOLDS INC.

                                                            MORGAN STANLEY & CO.
                                                                   INCORPORATED

            , 1994

                                 [MAP]

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

No person has been authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company subsequent to the date hereof.

                               TABLE OF CONTENTS

                                                      Page
Incorporation of Certain Documents By Reference.....           3
Prospectus Summary..................................           4
Investment Considerations...........................           7
Price Range of Common Stock and Dividend Policy.....          10
Use of Proceeds.....................................          11
Capitalization......................................          11
Selected Consolidated Financial Data................          12

                                                      Page
Management's Discussion and Analysis of Financial
 Condition and Results
 of Operations......................................          14
Selling Stockholders................................          20
Underwriting........................................          22
Legal Matters.......................................          24
Experts.............................................          24
Available Information...............................          24
Index to Consolidated Financial Statements..........         F-1

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1993 (the "Form 10-K").

    2.  Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

    3. The portions of the Proxy Statement for the Annual Meeting of Stockholders which was held May 12, 1994 that have been incorporated by reference in the Form 10-K.

    4.  Current Reports on Form 8-K dated April 25, 1994 and May 16, 1994.

    5. The description of the Common Stock contained in the Registration Statement on Form 8-A dated August 31, 1993, as amended.

All reports and other documents subsequently filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement set forth herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement set forth herein or in a subsequently filed document deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

THE COMPANY WILL FURNISH, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED HEREIN BY REFERENCE OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE THEREIN). REQUESTS FOR SUCH DOCUMENTS SHOULD BE SUBMITTED IN WRITING TO JOAN O. KROGER, SECRETARY, COLUMBIA/HCA HEALTHCARE CORPORATION, 201 WEST MAIN STREET, LOUISVILLE, KENTUCKY 40202 OR BY TELEPHONE AT (502) 572-2259.

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE OFFERING OF 4,800,000 SHARES INITIALLY BEING OFFERED IN THE UNITED STATES AND CANADA (THE "U.S. OFFERING") AND THE OFFERING OF 1,200,000 SHARES INITIALLY BEING OFFERED OUTSIDE THE UNITED STATES AND CANADA (THE "INTERNATIONAL OFFERING") ARE COLLECTIVELY REFERRED TO AS THE "OFFERING." UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE U.S. UNDERWRITERS' OVERALLOTMENT OPTION IS NOT EXERCISED. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT INDICATES OTHERWISE, THE "COMPANY" MEANS COLUMBIA/HCA HEALTHCARE CORPORATION, ITS SUBSIDIARIES AND ALL PREDECESSORS OF COLUMBIA/HCA HEALTHCARE CORPORATION AND ITS SUBSIDIARIES, "COMMON STOCK" MEANS THE COMMON STOCK ($.01 PAR VALUE) OF THE COMPANY AND "NONVOTING COMMON STOCK" MEANS THE NONVOTING COMMON STOCK ($.01 PAR VALUE) OF THE COMPANY.

                                  THE COMPANY

The Company is one of the largest health care services companies in the United States. As of March 31, 1994, the Company operated 168 general, acute care hospitals and 28 psychiatric hospitals in 26 states and two foreign countries. In addition, as part of its comprehensive health care networks, the Company operates facilities that provide a range of outpatient and ancillary services. For the year ended December 31, 1993, the Company generated operating revenues of $10.3 billion and income from continuing operations of $575 million. The Company's outpatient and ancillary facilities accounted for 27 percent of total operating revenues in 1993.

The Company's primary objective is to provide to the markets it serves a comprehensive array of quality health care services in the most cost effective manner possible. The Company's general, acute care hospitals usually provide a full range of services commonly available in hospitals to accommodate such medical specialties as internal medicine, general surgery, cardiology, oncology, neurosurgery, orthopedics and obstetrics, as well as diagnostic and emergency services. Outpatient and ancillary health care services are provided by the Company's general, acute care hospitals as well as at freestanding facilities operated by the Company including rehabilitation facilities, outpatient surgery and diagnostic centers, home health care agencies and other facilities. In addition, the Company operates psychiatric hospitals which generally provide a full range of mental health care services in inpatient, partial hospitalization and outpatient settings. The Company believes that its widespread and comprehensive network of health care facilities enables it to attract business from managed care plans and major employers seeking efficient access to a wide array of health care services.

On February 10, 1994, the Company acquired HCA-Hospital Corporation of America ("HCA") in a transaction accounted for as a pooling of interests (the "HCA Merger"). Effective September 1, 1993, the Company acquired Galen Health Care, Inc. ("Galen") also in a pooling of interests transaction (the "Galen Merger"). Galen began operations as an independent publicly held corporation upon the distribution of all of its common stock (the "Spinoff") by its then 100% owner, Humana Inc. ("Humana"), on March 1, 1993. As a result of these acquisitions, the Company added 167 hospitals. These acquisitions have allowed the Company to establish a strong position in new markets. In addition, the Company expects these acquisitions to enhance its relationships with managed care providers and other payers by expanding its geographic coverage and the range of outpatient services it offers, and to permit it to capture significant operating efficiencies through the consolidation of supply purchasing activities, information systems, office facilities and various support functions.

The Company intends to continue to pursue a strategy of acquisition and integration of hospitals and other health care facilities that are complementary to its existing facilities and that enhance both the array of services offered by its facilities and the geographic coverage of the markets it serves. Consistent with this strategy, the Company has in the first quarter of 1994 announced the expansion of a number of its regional networks including Atlanta, Chicago, Dallas/Fort Worth, Kansas City and Orlando. The Company believes that significant opportunities exist to integrate facilities that have formerly been operated on a tax-exempt basis into its networks. In integrating the facilities it acquires, the Company seeks to decentralize the management of its facilities and provide local management and physicians with the opportunity to purchase equity interests in their local operations through partnership or other corporate structures. In addition to the acquisition of general, acute care hospitals, the Company is in the process of adding additional sub-acute, home health, rehabilitation, psychiatric and comprehensive outpatient services.

Along with the Company's focus on the acquisition of facilities that broaden its range of services and geographic coverage, the Company's strategy also includes a number of programs designed to enhance the quality of its health care services and the management and operating efficiency of its facilities. The principal components of the Company's operating strategy are to:
(i) BECOME A SIGNIFICANT PROVIDER OF HEALTH CARE SERVICES in the markets that it serves by consolidating services and operations to reduce costs and by establishing the wide geographic coverage required by managed care and employer sponsored health care plans; (ii) PROVIDE A COMPREHENSIVE RANGE OF HEALTH CARE SERVICES in each of its markets to provide managed care and employer health care plans and individuals with efficient, single provider access to health care services; (iii) DELIVER HIGH QUALITY SERVICES by using clinical information systems to focus on patient outcomes and by implementing other quality assurance programs to support and monitor quality of care standards and to meet accreditation and regulatory standards; and (iv) INTEGRATE FRAGMENTED DELIVERY SYSTEMS through the consolidation of acquisitions and existing facilities to maximize the efficiencies generated by contracting with managed care plans and employers and coordinating supply purchasing, information systems, government and private reimbursement and other support functions.

The Company, through various predecessor entities, began operations on July 1, 1988. The Company was incorporated in Nevada in January 1990 and reincorporated in Delaware in September 1993. The Company's principal executive offices are located at 201 West Main Street, Louisville, Kentucky 40202 and its telephone number at such address is (502) 572-2000.

                                  THE OFFERING

Common Stock offered by the Selling
Stockholders:
U.S. Offering.............................  4,800,000 shares (1)
International Offering....................  1,200,000 shares
      Total Offering......................  6,000,000 shares (1)
Common Stock outstanding after the          338,069,320 shares (2)(3)
Offering..................................
NYSE symbol...............................  COL
Use of Proceeds...........................  All  of the  Common Stock  is being sold by  the Selling  Stockholders.
                                            The  Company  will not  receive any
                                            proceeds  from  the  sale  of   the
                                            shares being offered hereby.

- ------------
(1) Assumes the U.S. Underwriters' overallotment option is not exercised. See "Underwriting."
(2) Does not include 18,198,524 shares as of April 30, 1994 which have been reserved for issuance under the Company's stock option plans, pursuant to the exercise of warrants and upon conversion of convertible securities.
(3)   Includes 15,089,999 shares of Nonvoting Common Stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set forth below gives effect to the Galen Merger and the HCA Merger which were accounted for as poolings of interests. The following financial information has been derived from, and should be read in conjunction with, the Company's consolidated financial statements, and notes thereto, included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                 -----------------------------------------------------
                                                  THREE MONTHS ENDED
                                                       MARCH 31            YEAR ENDED DECEMBER 31
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS         1994       1993       1993       1992       1991
                                                 ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $   2,778  $   2,654  $  10,252  $   9,932  $   9,598
Non-recurring charges..........................        159          -        151        439        300
Income from continuing operations before income
 taxes.........................................        233        332        969        533        542
Extraordinary loss on extinguishment of debt,
 net of income tax benefit.....................        (92)         -        (84)         -          -
Net income.....................................         45        221        507        165        369
Earnings per common and common equivalent
 share.........................................  $     .13  $     .65  $    1.50  $     .50  $    1.25
BALANCE SHEET DATA (AT END OF PERIOD):
Assets.........................................  $  10,352  $  10,068  $  10,216  $  10,347  $  10,843
Working capital................................        758        442        573        606        635
Long-term debt (including amounts due within
 one year).....................................      3,614      3,891      3,698      3,656      5,158
Common stockholders' equity....................      3,514      3,114      3,471      3,691      2,822
SELECTED OTHER FINANCIAL DATA:
EBDITA(1)......................................  $     603  $     557  $   2,004  $   1,924  $   1,972
EBDITA as a percent of revenues................       21.7%      21.0%      19.5%      19.4%      20.6%
Interest expense...............................  $      64  $      85  $     321  $     401  $     597
Ratio of debt to debt plus common stockholders'
 equity........................................       50.7%      55.5%      51.6%      49.8%      64.6%
SELECTED OPERATING DATA:
Number of hospitals at end of period...........        196        197        193        200        219
Weighted average licensed beds(2)..............     41,955     41,525     41,263     40,608     42,437
Admissions(3)..................................    309,800    306,200  1,158,400  1,161,100  1,189,700
Average length of stay (days)..................        5.9        6.1        5.9        6.1        6.5
Average daily census...........................     20,341     20,880     18,702     19,253     21,255
Occupancy(4)...................................       48.5%      50.3%      45.3%      47.4%      50.1%
Emergency room visits..........................    788,300    791,900  3,139,700  3,042,900  3,028,600

- ------------
(1) Income from continuing operations before non-recurring transactions, depreciation, interest expense, minority interests, income taxes and amortization.
(2) Defined as the number of licensed beds after giving effect to the length of time the beds have been licensed during the period.
(3)   The number of patients admitted for inpatient treatment.
(4) Calculated by dividing average daily census by weighted average licensed beds.

                           INVESTMENT CONSIDERATIONS

Prospective investors should consider carefully, in addition to the other information contained or incorporated by reference in this Prospectus, the following factors before purchasing the Common Stock offered hereby.

HEALTH CARE REFORM

In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Among the proposals under consideration are cost controls on hospitals, insurance market reforms to increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance coverage to their employees and the creation of a single government health insurance plan that would cover all citizens. President Clinton has stated that one of his primary objectives is to reform the nation's health care system to ensure universal coverage and address the rising costs of care. In early 1993, President Clinton appointed Hillary Rodham Clinton to lead a health care reform task force with the objective of developing a health care reform proposal which could be submitted by the President. On September 22, 1993, before a Joint Session of Congress, President Clinton outlined the basic principles of his upcoming health care reform proposal. President Clinton's Health Security Act, introduced as legislation on November 22, 1993, includes certain measures that could be viewed as advancing the scope of government regulation of the health care industry. Key elements in the President's proposal include various insurance market reforms, the requirement that businesses provide health insurance coverage for their full-time and part-time employees, significant reductions in future Medicare and Medicaid payments to providers, and stringent government cost controls that would directly control insurance premiums and indirectly affect the fees of hospitals, physicians and other health care providers. In addition to the President's reform proposal, several other health care reform bills have recently been introduced, including The Managed Competition Act of 1993, Affordable Health Care Now Act of 1993 and Health Equity & Access Reform Today. There can be no assurance that health care proposals adverse to the Company's business will not be adopted.

COMPETITION; IMPACT OF MANAGED CARE ORGANIZATIONS

The health care business is highly competitive and competition among hospitals and other health care providers for patients has intensified in recent years. During this period, U.S. hospital occupancy rates have declined as a result of cost containment pressures, changing technology, changes in government regulation and reimbursement, and changes in physician practice patterns from inpatient to outpatient treatment. In most geographic areas in which the Company operates, there are other hospitals, outpatient surgery and diagnostic centers and other facilities that provide most of the services offered by the Company's hospitals. Certain of these competing facilities offer services, including extensive medical research and medical education programs, which are not offered by the Company's hospitals. In addition, hospitals owned by governmental agencies or other tax-exempt entities benefit from endowments, charitable contributions, tax-exempt financing and exemptions from sales, property and income taxes, which advantages are not available to the Company's hospitals.

The competitive position of the Company's hospitals also has been, and will continue to be, affected by the increasing number of initiatives undertaken during the past several years by major purchasers of health care, including federal and state governments, insurance companies and employers, to revise payment methodologies and monitor health care expenditures in order to contain health care costs. As a result of these initiatives, managed care organizations, which offer prepaid and discounted medical services packages, represent an increasing segment of health care payers, the effect of which has been to reduce hospital revenue growth.

LIMITS ON REIMBURSEMENT

A significant portion of the Company's revenue is derived from the Medicare program, which is highly regulated and subject to frequent and substantial changes. In recent years, fundamental changes in the Medicare program (including the implementation of a prospective payment system for inpatient services at medical/surgical hospitals) have resulted in reduced levels of payment for a substantial portion of hospital procedures and costs. Certain existing payment programs are scheduled to be revised in the future which will likely result in further reductions in payment levels. Medicare programs that currently are on a cost reimbursement basis, such as outpatient and psychiatric hospital services, may be changed to a prospective payment basis in the future. Additionally, hospitals have experienced increasing pressures from private payers attempting to control health care costs through direct contracting with hospitals to provide services on a discounted basis, increasing utilization review, and encouraging greater enrollment in managed care programs such as health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). Management believes that hospital operating margins have been, and may continue to be, under significant pressure because of deterioration in inpatient volumes and payer mix, and growth in operating expenses in excess of the increase in prospective payments under the Medicare program.

EXTENSIVE REGULATION

The health care industry, including hospitals, is subject to extensive federal, state and local regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and prices for services, and there can be no assurance that future regulatory changes will not have an adverse impact on the Company. In particular, Medicare and Medicaid antifraud and abuse amendments codified under Section 1128(b) of the Social Security Act (the "Antifraud Amendments") prohibit certain business practices and relationships that might affect the provision and cost of health care services reimbursable under Medicare and Medicaid. Sanctions for violating the Antifraud Amendments include criminal penalties and civil sanctions, including fines and possible exclusion from the Medicare and Medicaid programs. Pursuant to the Medicare and Medicaid Patient and Program Protection Act of 1987, the Department of Health and Human Services has issued regulations which describe some of the conduct and business relationships permissible under the Antifraud Amendments (the "Safe Harbors"). Certain of the Company's current arrangements with physicians, including joint ventures, do not qualify for the current Safe Harbors. Although the Company exercises care in an effort to structure its arrangements with physicians to comply in all material respects with these laws, and although management believes that the Company is in compliance with the Antifraud Amendments, there can be no assurance that (i) government officials charged with responsibility for enforcing the prohibitions of the Antifraud Amendments will not assert that the Company or certain transactions in which it is involved are in violation of the Antifraud Amendments and (ii) such statute will ultimately be interpreted by the courts in a manner consistent with the practices of the Company.

PENDING HCA TAX LITIGATION

As a result of examinations by the Internal Revenue Service (the "IRS") of HCA's federal income tax returns, HCA received statutory notices of deficiency for the years 1981 through 1988. HCA has filed petitions in the U.S. Tax Court opposing these claimed deficiencies. Additionally, the IRS completed its examination for the years 1989 and 1990 and has issued proposed adjustments, which HCA has protested. In the aggregate, the IRS is claiming additional taxes of $516 million and interest of approximately $802 million through March 31, 1994. In addition to disputing the IRS's positions, HCA is claiming refunds of $51 million and interest through March 31, 1994 of $95 million. Management is of the opinion that HCA has properly reported its income and paid its taxes in accordance with applicable laws and in accordance with agreements established with the IRS during previous examinations. In management's opinion, the final outcome from the IRS's examinations of prior years' income taxes will not have a material adverse effect on the results of operations or financial position of the Company. If all or the majority of the positions of the IRS are upheld, however, the financial position, results of operations and liquidity of the Company would be materially adversely affected. See Note 7 of the Notes to Consolidated Financial Statements and Note 9 of the Notes to Condensed Consolidated Financial Statements.

DEPENDENCE ON KEY PERSONNEL

The Company is dependent upon the continued services and management experience of Richard L. Scott and other executive officers. If Mr. Scott or any of such other executive officers were to leave the Company, the Company's operating results could be adversely affected. In addition, the Company's continued growth depends on its ability to attract and retain skilled employees, on the ability of its officers and key employees to manage growth successfully and on the Company's ability to attract and retain physicians at its hospitals.

PROFESSIONAL LIABILITY RISKS

As is typical in the health care industry, the Company is subject to claims and legal actions by patients and others in the ordinary course of business. The Company, through two wholly-owned subsidiaries, insures substantially all of its professional and general liability risks. Subject to various deductibles, the Company's hospitals are insured by these insurance subsidiaries for losses of up to $25 million per occurrence for the former

HCA hospitals and up to $5 million per occurrence for the former Columbia Hospital Corporation and Galen hospitals. The Company currently carries general and professional liability insurance from unrelated commercial carriers for losses in excess of amounts insured by its insurance subsidiaries, subject to certain limitations. While the Company's professional and other liability insurance has been adequate to provide for liability claims in the past, there can be no assurance that such insurance will continue to be adequate. If actual payments of claims with respect to liabilities insured by the Company through its subsidiaries exceed anticipated payments of claims, the results of operations and cash flows of the Company could be adversely affected.

CERTAIN ANTI-TAKEOVER PROVISIONS

Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws may make an unsolicited acquisition of control of the Company more difficult or expensive. Furthermore, the Company has adopted a stockholder rights plan which may also make an unsolicited acquisition of the Company more difficult or expensive.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The Common Stock has been primarily traded on the New York Stock Exchange (the "NYSE") (symbol "COL") since July 14, 1993. Prior to that date, the Common Stock was traded through the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ/NMS"). The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share reported on the NYSE Composite Tape or NASDAQ/NMS for the Common Stock. The information with respect to NASDAQ/NMS quotations was obtained from the National Association of Securities Dealers, Inc. and reflects interdealer prices, without retail markup, markdown or commissions and may not represent actual transactions.

                                                                        -------------------
                                                                            HIGH        LOW
                                                                       -------------------
1992:
  First Quarter......................................................  $   21.25  $   16.50
  Second Quarter.....................................................      22.00      16.25
  Third Quarter......................................................      19.25      16.25
  Fourth Quarter.....................................................      21.75      13.75
1993:
  First Quarter......................................................      24.50      16.25
  Second Quarter.....................................................      27.75      19.25
  Third Quarter......................................................      31.00      25.38
  Fourth Quarter.....................................................      33.88      27.00
1994:
  First Quarter......................................................      45.25      33.25
  Second Quarter (through May 13, 1994)..............................      43.00      37.13

The registrar and transfer agent for the Common Stock is First Union National Bank of North Carolina. At the close of business on March 31, 1994, there were 15,600 holders of record of the Common Stock and one holder of record of the Nonvoting Common Stock. See the cover page of this Prospectus for a recent closing sale price of the Common Stock.

The Company commenced the payment of a quarterly dividend of $.03 per share in the fourth quarter of 1993. Prior to that time, the Company did not pay any cash dividends. While it is the present intention of the Board of Directors to continue paying a quarterly dividend of $.03 per share, the declaration and payment of future dividends by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's earnings, financial condition, business needs, capital and surplus and regulatory considerations.

                                USE OF PROCEEDS

All of the Common Stock is being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares being offered.

                                 CAPITALIZATION

The following table sets forth as of March 31, 1994 the capitalization of the Company. The table should be read in conjunction with the Company's condensed consolidated financial statements, and the notes thereto, appearing elsewhere in this Prospectus.

                                                                                                      -----------
                                                                                                         AS OF
                                                                                                        MARCH 31
                                                                                                          1994
                                                                                                      -----------
                                                                                                      (UNAUDITED)
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
SHORT-TERM DEBT:
  Current portion of long-term debt.................................................................   $       81
                                                                                                      ------------
LONG-TERM DEBT:
  Bank debt.........................................................................................          318
  Other floating rate debt..........................................................................        1,779
  Fixed rate notes and debentures...................................................................        1,338
  Capitalized leases................................................................................           98
                                                                                                      ------------
    Total long-term debt............................................................................        3,533
                                                                                                      ------------
COMMON STOCKHOLDERS' EQUITY:
  Common Stock, par value $.01 per share; 800,000,000 voting shares and 25,000,000 nonvoting shares authorized; 318,806,900 voting shares and 18,990,000 nonvoting shares issued and
   outstanding(1)...................................................................................            3
  Capital in excess of par value....................................................................        2,226
  Other.............................................................................................            4
  Retained earnings.................................................................................        1,281
                                                                                                      ------------
    Total common stockholders' equity...............................................................        3,514
                                                                                                      ------------
TOTAL CAPITALIZATION................................................................................   $    7,128
                                                                                                      ------------
                                                                                                      ------------

- ------------
(1) Does not include 18,428,489 shares which have been reserved for issuance under the Company's stock option plans, pursuant to the exercise of warrants and upon conversion of convertible securities.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below gives effect to the Galen Merger and the HCA Merger which were accounted for as poolings of interests. The following financial information has been derived from, and should be read in conjunction with, the Company's consolidated financial statements, and notes thereto, included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                     -----------------------------------------------------------------------------
                                     THREE MONTHS ENDED
DOLLARS IN MILLIONS, EXCEPT PER           MARCH 31                             YEAR ENDED DECEMBER 31
 SHARE AMOUNTS                           1994       1993         1993         1992         1991         1990         1989
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues...........................  $  2,778   $  2,654   $   10,252   $    9,932   $    9,598   $    8,641   $    7,724
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
Salaries, wages and benefits.......     1,113      1,072        4,215        4,112        3,976        3,510        3,066
Supplies...........................       434        433        1,664        1,613        1,467        1,314        1,135
Other operating expenses...........       492        478        1,893        1,849        1,739        1,586        1,483
Provision for doubtful accounts....       150        126          542          515          508          444          407
Depreciation and amortization......       144        136          554          541          524          499          468
Interest expense...................        64         85          321          401          597          694          667
Investment income..................       (14)       (12)         (66)         (81)         (64)         (69)        (103)
Non-recurring transactions.........       159          -          151          439          300           22          (10)
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
                                        2,542      2,318        9,274        9,389        9,047        8,000        7,113
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations
 before minority interests and
 income taxes......................       236        336          978          543          551          641          611
Minority interests in earnings of
 consolidated entities.............         3          4            9           10            9            4            4
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations
 before income taxes...............       233        332          969          533          542          637          607
Provision for income taxes.........        96        127          394          294          189          240          223
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
Income from continuing
 operations........................       137        205          575          239          353          397          384
Income (loss) from operations of
 discontinued health plan segment,
 net of income taxes (benefit).....         -         16           16         (125)          16           (6)         (18)
Extraordinary loss on
 extinguishment of debt, net of
 income tax benefit................       (92)         -          (84)           -            -            -           (9)
Cumulative effect on prior years of
 a change in accounting for income
 taxes.............................         -          -            -           51            -            -            -
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
    Net income.....................  $     45   $    221   $      507   $      165   $      369   $      391   $      357
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
Earnings per common and common
 equivalent share (1):
  Income from continuing
   operations......................  $    .40   $    .61   $     1.70   $      .73   $     1.20   $     1.28
  Income (loss) from operations of
   discontinued health plan
   segment.........................         -        .04          .04         (.39)         .05         (.02)
  Extraordinary loss on
   extinguishment of debt..........      (.27)         -         (.24)           -            -            -
  Cumulative effect on prior years
   of a change in accounting for
   income taxes....................         -          -            -          .16            -            -
                                     --------   --------   ----------   ----------   ----------   ----------
    Net income.....................  $    .13   $    .65   $     1.50   $      .50   $     1.25   $     1.26
                                     --------   --------   ----------   ----------   ----------   ----------
                                     --------   --------   ----------   ----------   ----------   ----------
Shares used in earnings per common
 and common equivalent share
 computations (in thousands).......   341,621    337,739      339,222      328,564      279,954      262,552
Net cash provided by continuing
 operations........................  $    367   $    376   $    1,298   $    1,287   $    1,257   $    1,191   $      919
Cash dividends declared and paid
 per common share..................       .03          -          .03            -            -            -            -

                                     -----------------------------------------------------------------------------
                                       AS OF MARCH 31                            AS OF DECEMBER 31
                                         1994       1993         1993         1992         1991         1990         1989
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Assets.............................  $ 10,352   $ 10,068   $   10,216   $   10,347   $   10,843   $   10,391   $   10,461
Working capital....................       758        442          573          606          635          482          379
Long-term debt, including amounts
 due within one year...............     3,614      3,891        3,698        3,656        5,158        5,139        6,022
Common stockholders' equity........     3,514      3,114        3,471        3,691        2,822        2,099        1,585
                                     -----------------------------------------------------------------------------
                                     THREE MONTHS ENDED
                                          MARCH 31                             YEAR ENDED DECEMBER 31
                                         1994       1993         1993         1992         1991         1990         1989
                                     --------   --------   ----------   ----------   ----------   ----------   ----------
SELECTED OTHER FINANCIAL DATA:
EBDITA (2).........................  $    603   $    557   $    2,004   $    1,924   $    1,972   $    1,856   $    1,736
Percent of revenues:
  Salaries, wages and benefits.....      40.1%      40.4%        41.1%        41.4%        41.4%        40.6%        39.7%
  Supplies.........................      15.6       16.3         16.2         16.2         15.3         15.2         14.7
  Other operating expenses.........      17.7       18.1         18.5         18.6         18.1         18.4         19.2
  Provision for doubtful
   accounts........................       5.4        4.7          5.3          5.2          5.3          5.1          5.3
  EBDITA...........................      21.7       21.0         19.5         19.4         20.6         21.5         22.5
Ratio of debt to debt plus common
 stockholders' equity..............      50.7%      55.5%        51.6%        49.8%        64.6%        71.0%        79.2%
SELECTED OPERATING DATA:
Number of hospitals at end of
 period............................       196        197          193          200          219          221          218
Weighted average licensed beds.....    41,955     41,525       41,263       40,608       42,437       42,264       41,452
Admissions.........................   309,800    306,200    1,158,400    1,161,100    1,189,700    1,174,700    1,139,300
Average length of stay (days)......       5.9        6.1          5.9          6.1          6.5          6.6          6.8
Average daily census...............    20,341     20,880       18,702       19,253       21,255       21,351       21,155
Occupancy..........................      48.5%      50.3%        45.3%        47.4%        50.1%        50.5%        51.0%
Emergency room visits..............   788,300    791,900    3,139,700    3,042,900    3,028,600    2,894,800    2,756,900

- -------------
(1) Earnings per common and common equivalent share are not presented for periods prior to the initial public offering of Columbia Hospital Corporation common stock in May 1990. Earnings per common and common equivalent share include the effect of preferred stock dividend requirements totaling $18 million in 1991 and $63 million in 1990.
(2) Income from continuing operations before non-recurring transactions, depreciation, interest expense, minority interests, income taxes and amortization.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

BACKGROUND INFORMATION AND BUSINESS STRATEGY

HCA MERGER

As discussed in Notes 1 and 2 of the Notes to the Consolidated Financial Statements of the Company, on October 2, 1993, Columbia Healthcare Corporation ("Columbia") entered into a definitive agreement to merge with HCA. This transaction was completed on February 10, 1994 and was accounted for as a pooling of interests. Accordingly, the accompanying financial statements and the financial and operating data included in this discussion and analysis give retroactive effect to the HCA Merger and include the combined operations of Columbia and HCA for all periods presented.

GALEN MERGER

The Galen Merger was completed on September 1, 1993 and was also accounted for as a pooling of interests. Accordingly, the accompanying financial statements and the financial and operating data included in this discussion and analysis give retroactive effect to the Galen Merger and include the combined operations of Columbia Hospital Corporation ("CHC") and Galen for all periods presented. In addition, the historical financial information related to Galen (which prior to the Galen Merger was reported on a fiscal year ending August 31) has been recast to conform to the Company's annual reporting period ending December 31.

SPINOFF TRANSACTION

Prior to the merger with CHC, Galen became a publicly held corporation as a result of the Spinoff which was completed on March 1, 1993. The Spinoff separated Humana's previously integrated hospital and managed care health plan businesses and was effected through the distribution of Galen common stock to then current Humana common stockholders on a one-for-one basis. For accounting purposes, because of the relative significance of the hospital business, the pre-Spinoff financial statements of Galen (and now those of the Company) include the separate results of Humana's hospital business, while the operating results and net assets of Humana's managed care health plans have been classified as discontinued operations.

BUSINESS STRATEGY

The Company primarily operates hospitals and ancillary health care facilities through either (i) wholly owned subsidiaries or (ii) ownership of controlling interests in various partnerships in which subsidiaries of the Company serve as the managing general partner. The Company's business strategy centers on the development of comprehensive, integrated health care delivery networks with physicians and other health care providers in targeted markets, which typically involves significant health care facility acquisition and consolidation activities.

During the past several years, hospital inpatient admission trends have been adversely impacted by cost containment efforts initiated by federal and state governments and various third-party payers, including HMOs, PPOs, commercial insurance companies and employer-sponsored networks. In addition, a significant number of medical procedures have shifted from inpatient to less expensive outpatient settings as a result of both cost containment pressures and advances in medical technology.

In response to changes in the health care industry, the Company has developed the following operating strategy to provide the highest quality health care services at the lowest possible cost:

        BECOME A SIGNIFICANT PROVIDER OF SERVICES --  The Company attempts to
    (i) consolidate services to reduce costs and (ii) develop the geographic coverage necessary for inclusion in most managed care and employer-sponsored networks in each market.

        PROVIDE A COMPREHENSIVE RANGE OF SERVICES -- In addition to the operation of general, acute care hospitals, the Company also operates psychiatric and rehabilitation facilities, outpatient surgery and diagnostic centers, home health agencies and other services. This strategy enables the Company to attract business from managed care plans and major employers seeking efficient access to a wide array of health care services.

        DELIVER HIGH QUALITY SERVICES -- Through the use of clinical information systems and continuous quality enhancement programs, the Company focuses on patient outcomes and strives to continuously improve the quality of care and service provided to patients.

        INTEGRATE FRAGMENTED DELIVERY SYSTEMS -- Through its networks, the Company focuses on coordinating contracting, information systems, economic incentives and quality assurance activities among providers in each market.

Management intends to implement its strategy discussed above in a substantial number of former Galen and HCA markets as well as new markets, and further develop the integrated health care networks in its five pre-Galen Merger markets.

COMPARISON OF RESULTS OF OPERATIONS FOR THE
 QUARTERS ENDED MARCH 31, 1994 AND 1993

Revenues increased 5% to $2.8 billion in the first quarter of 1994 compared to the same period of 1993 primarily as a result of price increases, growth in inpatient and outpatient volumes and acquisitions. On a same-hospital basis, first quarter 1994 admissions increased 1.4% and outpatient visits increased 8.1% from the same period of 1993.

Despite a continued deterioration in payer mix, EBDITA increased 8% to $603 million in the first quarter of 1994 from $557 million in the first quarter of 1993. The increase in EBDITA margins to 21.7% in the first quarter of 1994 from 21.0% in the first quarter of 1993 resulted primarily from volume growth, improvements in staffing levels, increased discounts on medical supplies and other operating efficiencies related to growth in volume of services. Medicare admissions as a percentage of total admissions increased from 40% in the first quarter of 1993 to 41% in the first quarter of 1994, while discounted and managed care admissions grew from 32% to 37%, respectively.

During the first quarter of 1994, the Company recorded $159 million ($102 million net of tax) of certain non-recurring charges in connection with the HCA Merger. In addition to investment and advisory fees associated with the HCA Merger, these charges reflect management's actions to reduce overhead costs, eliminate duplicative operating facilities in certain markets and consolidate management information systems. These cost-saving measures should be completed during 1994. The Company may incur additional charges related to the HCA Merger during the remainder of 1994 in connection with severance payments resulting from continued consolidation activities. Management believes that these actions related to the HCA Merger, combined with cost reductions from renegotiations of medical supply contracts and interest savings from the first quarter 1994 refinancing of long-term debt, may result in annual pretax savings of approximately $130 million, of which as much as $75 million may be realized in 1994.

Excluding the effects of the non-recurring transactions, income from continuing operations in the first quarter of 1994 totaled $239 million or $.70 per share, an increase of 15% over the $205 million or $.61 per share in the first quarter of 1993. The increase was attributable to the previously discussed growth of EBDITA and a $21 million decline in interest expense resulting from refinancing activities and reductions of long-term debt.

Results of operations for the first quarter of 1993 include income from discontinued operations of $16 million or $.04 per share related to Humana's health plan business prior to the Spinoff. See Note 6 of the Notes to Condensed Consolidated Financial Statements for a description of the Spinoff.

In the first quarter of 1994, the Company refinanced approximately $2 billion of HCA's high coupon fixed and floating rate long-term debt. These transactions were effected to reduce future interest expense and eliminate certain restrictive covenants. After-tax losses from these extinguishments of debt aggregated $92 million or $.27 per share.

In connection with the Galen Merger, the Company recorded charges in the third quarter of 1993 totaling $151 million ($98 million net of tax) for management actions similar to those previously discussed as part of the HCA Merger. As of March 31, 1994, consolidation and cost-saving activities related to these charges were substantially completed. Management believes that these actions related to the Galen Merger, combined with cost reductions from renegotiations of medical supply contracts and interest savings from the third quarter 1993 refinancing of long-term debt, should result in annual pretax savings in 1994 of approximately $30 million.

COMPARISON OF RESULTS OF OPERATIONS FOR THE
 YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

At the time of the HCA Merger, the Company operated 195 hospitals (43,075 licensed beds) and certain ancillary health care facilities in forty major markets located in twenty-six states and two foreign countries. Operating data related to the pre-HCA Merger entities follows (dollars in millions):

                                                                     ----------------------------------
                                                                      COLUMBIA        HCA  CONSOLIDATED
                                                                     ----------------------------------
Revenues:
  1993.............................................................  $   5,130  $   5,122   $   10,252
  1992.............................................................      4,806      5,126        9,932
  1991.............................................................      4,612      4,986        9,598
EBDITA:
  1993.............................................................  $     907  $   1,097   $    2,004
  1992.............................................................        870      1,054        1,924
  1991.............................................................        928      1,044        1,972
Income from continuing operations (a):
  1993.............................................................  $     291  $     382   $      673
  1992.............................................................        297        300          597
  1991.............................................................        358        156          514
Admissions (in thousands):
  1993.............................................................      596.3      562.1      1,158.4
  1992.............................................................      586.5      574.6      1,161.1
  1991.............................................................      587.8      601.9      1,189.7
Emergency room visits (in thousands):
  1993.............................................................    1,563.2    1,576.5      3,139.7
  1992.............................................................    1,537.4    1,505.5      3,042.9
  1991.............................................................    1,519.7    1,508.9      3,028.6

- ------------
(a) Excludes the after-tax effect of non-recurring transactions. See Note 5 of the Notes to the Consolidated Financial Statements for a description of these transactions.

Revenues increased 3% to $10.3 billion in 1993 and 3% to $9.9 billion in 1992. Increases in both periods resulted primarily from price increases, acquisitions and growth in outpatient services.

During 1992 and 1993, the Company completed numerous acquisitions and divestitures of hospitals, most of which are discussed in Notes 5 and 6 of the Notes to the Consolidated Financial Statements. The following table summarizes percentage changes in same-hospital volumes for each respective period of 1993 compared to the same period of 1992, and changes in same-hospital volumes for each respective period of 1992 compared to the same period of 1991.

                           ---------------------------------------------------------------------
                             COLUMBIA1993 VS 1992                COLUMBIA1992 VS 1991
                           -------------                       -------------
                             CHC   GALEN     HCA   CONSOLIDATED   CHC  GALEN     HCA   CONSOLIDATED
                           ---------------------------------------------------------------------
ADMISSIONS:
  Quarter:
    First................   6.7    (2.1)   (1.5)       (1.5)    8.4      --     3.5         2.1
    Second...............   8.9    (1.3)   (2.5)       (1.6)    2.4    (4.8)    1.2        (1.5)
    Third................   5.9    (1.0)   (3.0)       (1.8)    4.6    (4.1)   (0.4)       (1.9)
    Fourth...............   5.9     1.3    (0.4)        0.6     4.6    (3.6)   (2.2)       (2.6)
      Year...............   6.8    (0.8)   (1.8)       (1.1)    5.0    (3.1)    0.6        (1.0)
EMERGENCY ROOM VISITS:
  Quarter:
    First................  19.2     4.4     9.0         7.3     6.3     2.2     0.9         1.7
    Second...............  11.7    (0.1)    4.2         2.6     8.0    (1.8)     --        (0.5)
    Third................   5.8    (2.2)    1.9         0.3    16.5     0.2     7.0         4.0
    Fourth...............   6.9     2.4     5.7         4.3     8.9    (2.2)   (0.5)       (1.0)
      Year...............  10.6     1.1     5.1         3.6     9.1    (0.4)    1.8         1.0

In addition to the above, same-hospital outpatient volumes for CHC facilities increased 9.5% in 1993 and 39% in 1992, while such volumes for Galen facilities declined 3.6% and 1.5%, respectively. Same-hospital outpatient volumes for HCA increased 9.6% in 1993 and 14.6% in 1992 compared to the respective prior year.

Since it began operations in 1988, CHC had experienced significant growth in patient volumes, revenues and net income, primarily as a result of successful implementation of its strategy.

The historical operating results of Galen's hospitals (which include the hospital operations of Humana prior to the Spinoff) had been adversely impacted as a result of such hospitals' pre-Spinoff relationship with Humana's managed care health plan business in certain markets. Management believes that this relationship caused some physicians to discontinue referrals of their patients to Galen's hospitals, and had precluded these hospitals from contracting with unaffiliated insurers. In addition, Galen's volume of patients covered by traditional insurance (who pay amounts which more closely approximate established charges) declined significantly in 1992 due in part to increased price consciousness of patients and physicians with respect to Galen's pricing policies. Same-hospital volume trends at former Galen facilities have improved in 1993 primarily as a result of increased volumes from discounted managed care health plans other than Humana.

During 1993 HCA facilities experienced declines in inpatient admissions and increases in outpatient volumes primarily as a result of the previously discussed cost containment efforts and outpatient utilization trends. In addition, volumes in HCA's psychiatric facilities had been adversely impacted in both 1992 and 1993 as a result of negative publicity in the psychiatric hospital industry.

Despite declines in same-hospital admissions and deterioration in payer mix, EBDITA for the Company increased 4% to $2 billion in 1993 from $1.9 billion in 1992. EBDITA margins improved slightly to 19.5% from 19.4% primarily as a result of improvements in staffing levels and increased medical supply discounts. Medicare admissions as a percentage of total admissions increased from 37% in 1992 to 39% in 1993, while discounted and managed care admissions grew from 32% to 35%, respectively. EBDITA declined 3% in 1992 from 1991 due to a decline in same-hospital admissions at former Galen facilities and deterioration in Galen's payer mix.

During the third quarter of 1993, the Company recorded non-recurring charges of $151 million ($98 million net of tax) of costs related to the Galen Merger.

Results of operations in 1992 include (i) $394 million ($330 million net of tax) of losses associated with divestitures of certain hospitals, (ii) $138 million ($86 million net of tax) of costs related primarily to the Spinoff and (iii) a gain of $93 million ($58 million net of tax) on the sale of the common stock of HealthTrust, Inc. -- The Hospital Company ("HealthTrust").

Income from continuing operations in 1991 includes (i) a charge of $413 million ($256 million net of tax) in connection with the acceleration of vesting of stock options under the HCA Nonqualified Stock Option Plan and the establishment of exercise prices at levels substantially less than the then fair value of the underlying common stock, (ii) a charge of $159 million ($99 million net of tax) primarily in connection with the anticipated loss on the disposition of certain hospitals and other assets, (iii) a gain of $51 million ($32 million net of tax) on the sale of a hospital, and (iv) a gain of $221 million ($162 million net of tax) on the sale of an investment in preferred stock and warrants of HealthTrust.

See Note 5 of the Notes to Consolidated Financial Statements and Note 7 of the Notes to Condensed Consolidated Financial Statements for a discussion of non-recurring transactions.

Excluding the effects of the non-recurring transactions, income from continuing operations increased 13% to $673 million ($1.99 per share) in 1993 and 16% to $597 million ($1.82 per share) in 1992. Improvements in both years resulted primarily from reductions in interest expense, and in 1993, growth in EBDITA.

During the third quarter of 1993, in an effort to reduce future interest expense and eliminate certain restrictive covenants, the Company effected the refinancing of $787 million of its long-term debt (bearing interest at an average rate of 8.5%) primarily through the issuance of commercial paper, and renegotiated HCA's bank credit agreement (subsequently replaced upon consummation of the HCA Merger). After-tax losses from these refinancing activities aggregated $84 million or $.24 per share.

Results of operations include income from discontinued operations of $16 million in 1993, a loss of $125 million in 1992 and income of $16 million in 1991. Losses from discontinued operations in 1992 include costs of $135 million (net of tax) incurred by Humana in connection with the Spinoff.

LIQUIDITY

Cash provided by continuing operations totaled $367 million for the three months ended March 31, 1994 compared to $376 million for the comparable period of 1993. Cash flows in the first quarter of 1994 were reduced by approximately $75 million in connection with a payment to the IRS related to disputed prior year income taxes and interest. In the first quarter of both 1994 and 1993, cash flows in excess of the Company's capital expenditure program were used primarily to reduce long-term debt and in the first quarter of 1993, to finance a payment of $135 million to Humana in connection with the Spinoff. A substantial portion of the non-recurring transactions recorded in the first quarter of 1994 comprises the writedown of recorded assets and, accordingly, management does not expect that these transactions will have a material adverse effect on cash flows from continuing operations in 1994.

Cash provided by continuing operations totaled $1.3 billion in each of the last three fiscal years. Cash flows in excess of the Company's capital expenditure program were used primarily to reduce long-term debt.

Working capital totaled $758 million at March 31, 1994, $573 million at December 31, 1993 and $606 million at December 31, 1992. Management believes that cash flows from operations and amounts available under the Company's revolving credit facilities and related commercial paper programs are sufficient to meet expected future liquidity needs.

Investments of the Company's professional liability insurance subsidiaries to maintain statutory equity and pay claims totaled $778 million at both March 31, 1994 and December 31, 1993, and $709 million at December 31, 1992.

In September 1993 the Board of Directors initiated the payment of a regular quarterly cash dividend of $.03 per common share. While it is the present intention of the Board of Directors to continue paying a quarterly dividend of $.03 per share, the declaration and payment of future dividends by the Company will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's earnings, financial condition, business needs, capital and surplus and regulatory considerations.

CAPITAL RESOURCES

Excluding acquisitions, capital expenditures totaled $214 million and $181 million for the three months ended March 31, 1994 and 1993, respectively, and $836 million in all of 1993 compared to $668 million in 1992 and $645 million in 1991. Planned capital expenditures in 1994 (excluding acquisitions) are expected to approximate $800 million. Management believes that its capital expenditure program is adequate to expand, improve and equip existing health care facilities.

In addition, the Company expended $114 million and $75 million for acquisitions in the respective first quarters of 1994 and 1993, and $79 million, $36 million and $96 million during all of 1993, 1992 and 1991, respectively. See Note 6 of the Notes to Consolidated Financial Statements and Note 8 of the Notes to Condensed Consolidated Financial Statements for a description of these activities. As part of its business strategy, the Company intends to acquire additional health care facilities in the future.

The Company expects to finance all capital expenditures with internally generated and borrowed funds. Available sources of capital include public or private debt, commercial paper, unused bank revolving credits and equity. At March 31, 1994, there were projects under construction which had an estimated additional cost to complete of approximately $285 million.

In connection with the Spinoff, common stockholders' equity was reduced by $802 million in 1993 as a result of the following transactions with Humana: (i) distribution of the net assets of the health plan business ($392 million) and the net assets of a hospital facility ($25 million), (ii) payment of cash ($135 million) and (iii) issuance of notes ($250 million). The notes were refinanced in September 1993. The ratio of debt to debt plus common stockholders' equity improved from 58% at December 31, 1992 (after giving pro forma effect to the Spinoff) to 52% at December 31, 1993 and 51% at March 31, 1994.

On April 29, 1994, the Company filed a Registration Statement on Form S-3 with the Commission in connection with the planned public offering of up to $1.5 billion of long-term debt. The proceeds from the sales of such securities will be used for general corporate purposes, which may include repayment of commercial paper and other indebtedness, additional capitalization of the Company's subsidiaries, capital expenditures and possible acquisitions.

The Company's credit facilities contain customary covenants which include (i) limitations on additional debt, (ii) limitations on sales of assets, mergers and changes of ownership and (iii) maintenance of certain interest coverage ratios. The Company was in compliance with all such covenants at March 31, 1994.

EFFECTS OF INFLATION AND CHANGING PRICES

Various federal, state and local laws have been enacted that, in certain cases, limit the Company's ability to increase prices. Revenues for hospital services rendered to Medicare patients are established under the federal government's prospective payment system. Medicare revenues approximated 34%, 30% and 29% of revenues in 1993, 1992 and 1991, respectively.

Management believes that hospital operating margins have been, and may continue to be, under significant pressure because of deterioration in inpatient volumes and payer mix, and growth in operating expenses in excess of the increase in prospective payments under the Medicare program. The Company expects that the average rate of increase in Medicare prospective payments will approximate 2% in 1994. In addition, as a result of increasing regulatory and competitive pressures, the Company's ability to maintain operating margins through price increases to non-Medicare patients is limited.

HEALTH CARE REFORM

In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and some state legislatures that would significantly affect health care systems in the Company's markets. Proposals under consideration include cost controls on hospitals, insurance market reforms that increase the availability of group health insurance to small businesses, requirements that all businesses offer health insurance to their employees and creation of a single government health insurance plan that would cover all citizens.

President Clinton's health care reform bill, introduced as legislation in November 1993, includes certain measures that could significantly reduce future payments to providers of health care services.

OTHER INFORMATION

As discussed in Note 9 of the Notes to Condensed Consolidated Financial Statements, the Company is contesting certain income taxes and related interest, aggregating approximately $1.3 billion at March 31, 1994, proposed by the IRS for prior years. Management believes that final resolution of these disputes will not have a material adverse effect on the financial position, results of operations or liquidity of the Company. However, if all or a majority of the positions of the IRS are upheld, the financial position, results of operations and liquidity of the Company would be materially adversely affected.

On March 24, 1994, the Company made an advance payment to the IRS of approximately $75 million in connection with certain disputed prior year income taxes and related interest. This payment will not have a material effect on 1994 earnings.

Resolution of various other loss contingencies, including litigation pending against the Company in the ordinary course of business, is not expected to have a material adverse effect on its financial position or results of operations.

During 1992 the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which increased 1992 first quarter net income by $51 million or $.16 per share. See Note 7 of the Notes to Consolidated Financial Statements.

                              SELLING STOCKHOLDERS

The following table sets forth as of April 30, 1994, and after the sale of the Common Stock offered hereby (assuming no exercise of the U.S. Underwriters' overallotment option) certain information regarding the beneficial ownership of the Common Stock by each person selling Common Stock in the Offering (a "Selling Stockholder"). All information with respect to the ownership of shares of the Common Stock by the Selling Stockholders has been furnished by the Selling Stockholders to the Company.

                                                            ---------------------------------------------------------
                                                            SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                              OWNED PRIOR TO           SHARES           OWNED AFTER
                                                                 OFFERING              BEING             OFFERING
NAME AND ADDRESS                                           NUMBER        PERCENT      OFFERED       NUMBER       PERCENT
- ------------------------------------------------------      ---------------------------------------------------------
J.P. Morgan Capital Corporation ......................    16,683,122(1)           5%  6,000,000    15,089,999(2)       4.5%
 60 Wall Street
 New York, New York 10260

- ------------
(1) J.P. Morgan Capital Corporation ("J.P. Morgan Capital") owns 2,100,000 shares of Common Stock and 18,989,999 shares of Nonvoting Common Stock. The number of shares shown in the table includes 2,100,000 shares of Common Stock and 14,583,122 shares of Nonvoting Common Stock which are immediately convertible into shares of Common Stock, and excludes 4,406,877 shares of Nonvoting Common Stock which are not immediately convertible into shares of Common Stock. In addition, on April 30, 1994, J.P. Morgan Investment Management Inc. and Morgan Guaranty Trust Company of New York, which are affiliates of J.P. Morgan Capital, held for investment by their clients 2,269,858 shares of Common Stock, as to which beneficial ownership is disclaimed by J.P. Morgan Capital.
(2) The number of shares shown in the table represents 15,089,999 shares of Nonvoting Common Stock which will be immediately convertible into shares of Common Stock after the Offering.

CERTAIN RELATIONSHIPS OF THE SELLING STOCKHOLDERS TO THE COMPANY

J.P. Morgan Capital, a Selling Stockholder, is an indirect wholly-owned subsidiary of J.P. Morgan & Co. Incorporated and an affiliate of J.P. Morgan Securities Inc. ("J.P. Morgan Securities") and J.P. Morgan Securities Ltd., which are the lead managers of the Offering, and of Morgan Guaranty Trust Company of New York ("Morgan Guaranty") and J.P. Morgan Delaware (together with Morgan Guaranty, the "J.P. Morgan Bank Entities"), which are lenders to the Company.

In the ordinary course of their respective businesses, affiliates of J.P. Morgan Capital have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company and its subsidiaries, including HCA and Galen. J.P. Morgan Securities was a co-managing underwriter of the Company's public offerings in April and March, 1994 of $150 million of 8.36% Debentures Due 2024 and $150 million of 7.15% Notes Due 2004 and the Company's public offering in December 1993 of $150 million of 7 1/2% Debentures Due 2023 and $150 million of 6 1/8% Notes Due 2000. In addition, during the first quarter of 1994, J.P. Morgan Securities assisted the Company in connection with certain swap transactions. In 1993, J.P. Morgan Securities arranged a $1.6 billion credit facility for HCA, and in 1992, J.P. Morgan Securities was a co-managing underwriter of HCA's initial public offering.

Upon consummation of the HCA Merger, the Company entered into revolving credit agreements in an aggregate amount of $3 billion. The J.P. Morgan Bank Entities, which are wholly-owned subsidiaries of J.P. Morgan & Co.

Incorporated, are lenders in this credit facility, and Morgan Guaranty is a co-agent bank for this credit facility. The Company's total indebtedness under this credit facility at March 31, 1994 was approximately $218 million. The J.P. Morgan Bank Entities have received certain commitment and other fees from the Company in connection with the credit facility. Prior to the HCA Merger, Morgan Guaranty was the agent bank, and the J.P. Morgan Bank Entities were lenders, in certain of HCA's credit facilities, including a $1.6 billion credit facility. In addition, Morgan Guaranty has engaged in certain transactions with, and provided certain products and services to, the Company and its predecessors relating to the management of interest rate and foreign exchange exposures.

During the period beginning January 1, 1993 and ended December 31, 1993, the Company and its subsidiaries paid underwriting, arrangement and other fees to J.P. Morgan Securities, and commitment, agency and other fees to the J.P. Morgan Bank Entities, in the aggregate amount of approximately $2.6 million.

Pursuant to a Registration Rights Agreement dated as of March 16, 1989, as amended (the "Registration Rights Agreement"), J.P. Morgan Capital and certain other original investors in HCA had demand registration rights to require four registrations (and after completion of the Offering will have demand registration rights to require three more registrations), and have unlimited "piggyback" registration rights with respect to registrations of shares of Common Stock under the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed to pay all of the expenses of such registrations, including the fees and disbursements of counsel for such stockholders. Pursuant to the Registration Rights Agreement and the Underwriting Agreement dated the date hereof, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                                  UNDERWRITING

Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of the Company's Common Stock set forth opposite their names below:

                                                                                             ----------
                                                                                                 NUMBER
                                                                                                     OF
                                                                                                 SHARES
                                                                                             ----------
U.S. UNDERWRITERS
  J.P. Morgan Securities Inc...............................................................
  Dean Witter Reynolds Inc.................................................................
  Morgan Stanley & Co. Incorporated........................................................
                                                                                             ----------
    Subtotal...............................................................................   4,800,000
                                                                                             ----------
INTERNATIONAL UNDERWRITERS
  J.P. Morgan Securities Ltd...............................................................
  Dean Witter International Ltd............................................................
  Morgan Stanley & Co. International Limited...............................................
                                                                                             ----------
    Subtotal...............................................................................   1,200,000
                                                                                             ----------
      Total................................................................................   6,000,000
                                                                                             ----------
                                                                                             ----------

The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the overallotment option described below) if any are taken. The closing of the U.S. Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the U.S. Offering.

Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock being sold by it (the "U.S. Shares") for the account of anyone other than a United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any shares of Common Stock being sold by it (the "International Shares") for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person.

Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the Price to Public set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and agreed not to offer or sell, any Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any such Common Stock a notice containing substantially the same statement as is contained in this sentence.

Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document, any shares of Common Stock, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agents, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the sale of the shares of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise lawfully be issued or passed on.

The Underwriters propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $    a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in excess
of $    a share to certain other dealers.

Pursuant to the Underwriting Agreement, certain Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 900,000 shares of Common Stock at the public offering price set forth on the cover page hereof less the underwriting discount. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

From time to time in the ordinary course of their respective businesses, J.P. Morgan Securities, Dean Witter Reynolds Inc. and Morgan Stanley & Co. Incorporated have engaged and may in the future engage in investment banking transactions with, and provide financial advisory services to, the Company. For additional information with respect to certain relationships with the Company and its subsidiaries, see "Selling Stockholders -- Certain Relationships of the Selling Stockholders to the Company."

J.P. Morgan Capital will be a Selling Stockholder in the Offering. The provisions of Section (c)(8) of the Corporate Financing Rule under Section 44 of
Article III of the Rules of Fair Practice of the National Association of Securities Dealers, Inc., apply to this Offering since substantially all of the net proceeds of the Offering will be paid to J.P. Morgan Capital. See "Selling Stockholders."

The Selling Stockholders have agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock (except for the shares offered hereby) for a period of 90 days after the date of this Prospectus, without the prior written consent of J.P. Morgan Securities, as representative of the several Underwriters. The Company has agreed in the Underwriting Agreement not to effect any registration of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock (except for the shares offered hereby and shares registered in connection with acquisitions and employee benefit plans) for a period of 90 days after the date of this Prospectus, without the prior written consent of J.P. Morgan Securities, as representative of the several Underwriters.

In the Underwriting Agreement, the Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments which the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Stephen T. Braun, Senior Vice President and General Counsel of the Company. Davis Polk & Wardwell, New York, New York, is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of Common Stock offered hereby. As of May 12, 1994, Mr. Braun owned approximately 1,072 shares and had options to purchase 94,500 shares of Common Stock.

                                    EXPERTS

The annual consolidated financial statements of the Company, the consolidated financial statements and financial statement schedules of Columbia and the supplemental consolidated financial statements and supplemental financial statement schedules of the Company, included or incorporated by reference in this Prospectus, have been audited by Coopers & Lybrand, independent accountants, to the extent and for the periods indicated in their reports thereon included or incorporated by reference herein, which include explanatory paragraphs regarding (as to the Company and Columbia) a change in accounting for income taxes and (as to the supplemental financial statements and supplemental financial statement schedules of the Company) the merger of Columbia and HCA. Such financial statements and financial statement schedules audited by Coopers & Lybrand have been included or incorporated by reference in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at the Washington, D.C. address. Such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the shares of Common Stock of the Company are listed.

The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted, including exhibits, may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the prescribed fees, or may be examined without charge at the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. For further information, reference is made to the Registration Statement and exhibits thereto.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                    ----
                                                                                                                    PAGE
                                                                                                                    ----
Report of Independent Accountants..........................................................................         F-2
Consolidated Financial Statements:
  Consolidated Statement of Income for the years ended December 31, 1993,
   1992 and 1991...........................................................................................         F-3
  Consolidated Balance Sheet, December 31, 1993 and 1992...................................................         F-4
  Consolidated Statement of Common Stockholders' Equity for the years ended December 31, 1993,
   1992 and 1991...........................................................................................         F-5
  Consolidated Statement of Cash Flows for the years ended December 31, 1993, 1992 and 1991................         F-6
  Notes to Consolidated Financial Statements...............................................................         F-7
  Quarterly Consolidated Financial Information (Unaudited).................................................        F-24
Condensed Consolidated Financial Statements:
  Condensed Consolidated Statement of Income for the three months ended March 31, 1994 and March 31, 1993
   (Unaudited).............................................................................................        F-25
  Condensed Consolidated Balance Sheet, March 31, 1994 and December 31, 1993 (Unaudited)...................        F-26
  Consolidated Statement of Cash Flows for the three monthsended March 31, 1994 and March 31, 1993
   (Unaudited).............................................................................................        F-27
  Notes to Condensed Consolidated Financial Statements (Unaudited).........................................        F-28

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Columbia/HCA Healthcare Corporation

We have audited the accompanying consolidated balance sheet of Columbia/HCA Healthcare Corporation as of December 31, 1993 and 1992, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993, which statements give retroactive effect to the pooling of interests described in Note 2 to the consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Columbia/HCA Healthcare Corporation as of December 31, 1993 and 1992, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, effective January 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

          [LOGO]
COOPERS & LYBRAND
Louisville, Kentucky
February 28, 1994,
except for Note 15,
as to which the date
is March 24, 1994

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                        CONSOLIDATED STATEMENT OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                          ---------------------------
                                                                                           1993       1992    1991
                                                                                          ---------------------------
Revenues............................................................................  $  10,252  $   9,932  $   9,598
                                                                                      ---------  ---------  ---------
Salaries, wages and benefits........................................................      4,215      4,112      3,976
Supplies............................................................................      1,664      1,613      1,467
Other operating expenses............................................................      1,893      1,849      1,739
Provision for doubtful accounts.....................................................        542        515        508
Depreciation and amortization.......................................................        554        541        524
Interest expense....................................................................        321        401        597
Investment income...................................................................        (66)       (81)       (64)
Non-recurring transactions..........................................................        151        439        300
                                                                                      ---------  ---------  ---------
                                                                                          9,274      9,389      9,047
                                                                                      ---------  ---------  ---------
Income from continuing operations before minority interests and income taxes........        978        543        551
Minority interests in earnings of consolidated entities.............................          9         10          9
                                                                                      ---------  ---------  ---------
Income from continuing operations before income taxes...............................        969        533        542
Provision for income taxes..........................................................        394        294        189
                                                                                      ---------  ---------  ---------
Income from continuing operations...................................................        575        239        353
Discontinued operations:
  Income (loss) from operations of discontinued health plan segment, net of income
   tax (benefit) of $9 in 1993, ($46) in 1992 and $9 in 1991........................         16       (108)        16
  Costs associated with discontinuance of health plan segment, net
   of income tax benefit of $2......................................................          -        (17)         -
Extraordinary loss on extinguishment of debt, net of income tax benefit of $51......        (84)         -          -
Cumulative effect on prior years of a change in accounting for income taxes.........          -         51          -
                                                                                      ---------  ---------  ---------
      Net income....................................................................  $     507  $     165  $     369
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Earnings per common and common equivalent share:
  Income from continuing operations.................................................  $    1.70  $     .73  $    1.20
  Discontinued operations:
    Income (loss) from operations of discontinued health plan segment...............        .04       (.33)       .05
    Costs associated with discontinuance of health plan segment.....................          -       (.06)         -
  Extraordinary loss on extinguishment of debt......................................       (.24)         -          -
  Cumulative effect on prior years of a change in accounting for income taxes.......          -        .16          -
                                                                                      ---------  ---------  ---------
      Net income....................................................................  $    1.50  $     .50  $    1.25
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1993 AND 1992
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

                                                                                               -------------------
                                                                                                   1993       1992
                                                                                               -------------------
Current assets:
  Cash and cash equivalents.................................................................  $     224  $     217
  Accounts receivable less allowance for loss of $513 -- 1993 and $475 -- 1992..............      1,566      1,624
  Inventories...............................................................................        245        238
  Other.....................................................................................        453        496
                                                                                              ---------  ---------
                                                                                                  2,488      2,575
Property and equipment, at cost:
  Land......................................................................................        568        553
  Buildings.................................................................................      4,049      3,741
  Equipment.................................................................................      3,442      3,133
  Construction in progress (estimated cost to complete and equip after December 31, 1993 --
   $299)....................................................................................        333        258
                                                                                              ---------  ---------
                                                                                                  8,392      7,685
  Accumulated depreciation..................................................................     (2,792)    (2,437)
                                                                                              ---------  ---------
                                                                                                  5,600      5,248
Net assets of discontinued operations.......................................................          -        376
Investments of professional liability insurance subsidiaries................................        700        644
Intangible assets net of accumulated amortization of $178 -- 1993
 and $233 -- 1992...........................................................................      1,232      1,247
Other.......................................................................................        196        257
                                                                                              ---------  ---------
                                                                                              $  10,216  $  10,347
                                                                                              ---------  ---------
                                                                                              ---------  ---------
                                   LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................................................  $     445  $     410
  Salaries, wages and other compensation....................................................        232        211
  Other accrued expenses....................................................................        853        903
  Income taxes..............................................................................         22         92
  Long-term debt due within one year........................................................        363        353
                                                                                              ---------  ---------
                                                                                                  1,915      1,969
Long-term debt..............................................................................      3,335      3,303
Deferred credits and other liabilities......................................................      1,438      1,353
Minority interests in equity of consolidated entities.......................................         57         31
Contingencies
Common stockholders' equity:
  Common stock $.01 par; authorized 800,000,000 voting shares and 25,000,000 nonvoting shares; issued and outstanding 317,686,800 voting shares and 18,990,000 nonvoting shares
   -- 1993 and 308,252,100 voting shares and 23,421,700 nonvoting shares -- 1992............          3          3
  Capital in excess of par value............................................................      2,164      2,070
  Other.....................................................................................         59         69
  Retained earnings.........................................................................      1,245      1,549
                                                                                              ---------  ---------
                                                                                                  3,471      3,691
                                                                                              ---------  ---------
                                                                                              $  10,216  $  10,347
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                             (DOLLARS IN MILLIONS)

                                                        ----------------------------------------------------
                                                         COMMON STOCK   CAPITAL IN
                                                         SHARES    PAR   EXCESS OF         RETAINED
                                                          (000)  VALUE   PAR VALUE  OTHER  EARNINGS    TOTAL
                                                        ----------------------------------------------------
Balances, December 31, 1990...........................  255,276  $  3   $     734   $  48  $ 1,314    $2,099
  Net income..........................................                                         369       369
  Cash dividends (Galen Health Care, Inc.)............                                        (138)     (138)
  Paid-in-kind dividend on cumulative exchangeable
   preferred stock....................................                                         (18)      (18)
  Issuance of common stock............................    4,310                61                         61
  Stock options exercised and related tax benefits,
   net of 224,000 shares tendered in partial payment
   therefor...........................................      797                24                         24
  Accumulated credit under stock option contract......                                413                413
  Other...............................................       24                 2      10                 12
                                                        -------  -----  ----------  -----  --------   ------
Balances, December 31, 1991...........................  260,407     3         821     471    1,527     2,822
  Net income..........................................                                         165       165
  Cash dividends (Galen Health Care, Inc.)............                                        (143)     (143)
  Issuance of common stock............................   48,282               916                        916
  Stock options exercised and related tax benefits,
   net of 30,000 shares tendered in partial payment
   therefor...........................................   22,967               331    (386)               (55)
  Other...............................................       18                 2     (16)               (14)
                                                        -------  -----  ----------  -----  --------   ------
Balances, December 31, 1992...........................  331,674     3       2,070      69    1,549     3,691
  Net income..........................................                                         507       507
  Cash dividends (Columbia Healthcare Corporation)....                                          (9)       (9)
  Stock options exercised and related tax benefits,
   net of 81,000 shares tendered in partial payment
   therefor...........................................    4,000                71     (35)                36
  Spinoff transaction with Humana Inc.:
    Cash payment to Humana Inc........................                                        (135)     (135)
    Noncash transactions:
      Issuance of notes payable.......................                                        (250)     (250)
      Distribution of net investment in discontinued
       health plan operations.........................                                        (392)     (392)
      Transfer of a hospital facility.................                                         (25)      (25)
  Net unrealized gains on investment securities.......                                 27                 27
  Other...............................................    1,003                23      (2)                21
                                                        -------  -----  ----------  -----  --------   ------
Balances, December 31, 1993...........................  336,677  $  3   $   2,164   $  59  $ 1,245    $3,471
                                                        -------  -----  ----------  -----  --------   ------
                                                        -------  -----  ----------  -----  --------   ------

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
                             (DOLLARS IN MILLIONS)

                                                                                              -------------------------
                                                                                             1993       1992       1991
                                                                                              -------------------------
Cash flows from continuing operations:
  Net income..........................................................................  $     507  $     165  $     369
  Adjustments to reconcile net income to net cash provided by operating activities:
    Discontinued operations...........................................................        (16)       127        (16)
    Minority interests in earnings of consolidated entities...........................          9         10          9
    Non-recurring transactions........................................................        151        439        300
    Depreciation and amortization.....................................................        554        541        524
    Amortization of debt discounts and loan costs.....................................         45         78        116
    Noncash interest on exchange debentures...........................................          -          4         57
    Deferred income taxes.............................................................        (28)        34       (210)
    Change in operating assets and liabilities:
      (Increase) decrease in accounts receivable......................................         19         98        (53)
      Increase in inventories and other assets........................................         (7)       (58)       (42)
      Increase (decrease) in income taxes.............................................         19       (160)        53
      Increase (decrease) in other liabilities........................................        (87)        83        164
    Change in accounting for income taxes.............................................          -        (51)         -
    Extraordinary loss on extinguishment of debt......................................        135          -          -
    Other.............................................................................         (3)       (23)       (14)
                                                                                        ---------  ---------  ---------
      Net cash provided by continuing operations......................................      1,298      1,287      1,257
                                                                                        ---------  ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment..................................................       (836)      (668)      (645)
  Acquisition of hospitals and health care facilities.................................        (79)       (36)       (96)
  Sale of assets......................................................................        191        225        860
  Investment in discontinued operations...............................................          -        (71)       (76)
  Change in investments...............................................................         21        (35)       (33)
  Other...............................................................................        (34)        (8)       (25)
                                                                                        ---------  ---------  ---------
      Net cash used in investing activities...........................................       (737)      (593)       (15)
                                                                                        ---------  ---------  ---------
Cash flows from financing activities:
  Issuance of long-term debt..........................................................      1,586        240        216
  Net change in commercial paper borrowings and lines of credit.......................        342       (176)       124
  Repayment of long-term debt.........................................................     (2,325)    (1,799)      (890)
  Payment to Humana Inc. in spinoff transaction.......................................       (135)         -          -
  Payment of cash dividends...........................................................        (40)      (143)      (134)
  Issuance of common stock............................................................         43        741         71
  Other...............................................................................        (25)       (15)        (6)
                                                                                        ---------  ---------  ---------
      Net cash used in financing activities...........................................       (554)    (1,152)      (619)
                                                                                        ---------  ---------  ---------
Change in cash and cash equivalents...................................................          7       (458)       623
Cash and cash equivalents at beginning of period......................................        217        675         52
                                                                                        ---------  ---------  ---------
Cash and cash equivalents at end of period............................................  $     224  $     217  $     675
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------
Interest payments.....................................................................  $     278  $     319  $     469
Income tax payments, net of refunds...................................................        347        360        385

                 The accompanying notes are an integral part of
                     the consolidated financial statements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ACCOUNTING POLICIES
Columbia/HCA Healthcare Corporation ("Columbia/HCA") is a Delaware corporation which began operations on February 10, 1994 as a result of a merger involving Columbia Healthcare Corporation ("Columbia") and HCA -- Hospital Corporation of America ("HCA") (the "HCA Merger"). See Note 2 for a description of the specific terms of the HCA Merger.

Prior to the HCA Merger, Columbia began operations on September 1, 1993 as a result of a merger involving Columbia Hospital Corporation ("CHC") and Galen Health Care, Inc. ("Galen") (the "Galen Merger"). See Note 3 for a description of the specific terms of the Galen Merger.

Columbia/HCA primarily operates hospitals and ancillary health care facilities through either (i) wholly owned subsidiaries or (ii) ownership of controlling interests in various partnerships in which subsidiaries of Columbia/ HCA serve as the managing general partner.

BASIS OF PRESENTATION

The consolidated financial statements include substantially all subsidiaries and partnerships controlled by Columbia/HCA as the managing general partner. Significant intercompany transactions have been eliminated.

The HCA Merger and the Galen Merger have been accounted for by the pooling-of-interests method. Accordingly, the consolidated financial statements included herein give retroactive effect to these transactions and include the combined operations of CHC, Galen and HCA for all periods presented. In addition, the historical financial information related to Galen (which prior to the Galen Merger was reported on a fiscal year ending August 31) has been recast to conform to Columbia/HCA's annual reporting period ending December 31.

REVENUES

Columbia/HCA's health care facilities have entered into agreements with third-party payers, including government programs and managed care health plans, under which Columbia/HCA is paid based upon established charges, cost of providing services, predetermined rates by diagnosis, fixed per diem rates or discounts from established charges.

Revenues are recorded at estimated amounts due from patients and third-party payers for health care services provided, including anticipated settlements under reimbursement agreements with third-party payers.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. Carrying values of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

ACCOUNTS RECEIVABLE

Accounts receivable consist primarily of amounts due from the Medicare and Medicaid programs, other government programs, managed care health plans, commercial insurance companies and individual patients.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

Depreciation expense, computed by the straight-line method, was $504 million in 1993, $493 million in 1992 and $478 million in 1991. Columbia/HCA uses component depreciation for buildings. Depreciation rates for buildings are equivalent to useful lives ranging generally from 20 to 25 years. Estimated useful lives of equipment vary generally from 3 to 10 years.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 1 -- ACCOUNTING POLICIES (CONTINUED)
INVESTMENTS

On December 31, 1993, Columbia/HCA adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires that investments in debt and equity securities be classified according to certain criteria.

INTANGIBLE ASSETS

Intangible assets consist primarily of costs in excess of the fair value of identifiable net assets of acquired entities and are amortized using the straight-line method over periods ranging from 10 to 40 years. Noncompete and debt issuance costs are amortized based upon the lives of the respective contracts or loans.

PROFESSIONAL LIABILITY INSURANCE CLAIMS

Provisions for loss for professional liability risks are based upon actuarially determined estimates. To the extent that subsequent claims information varies from management's estimates, earnings are charged or credited.

MINORITY INTERESTS IN CONSOLIDATED ENTITIES

The consolidated financial statements include all assets, liabilities and earnings of Columbia/HCA's partnerships, certain partnership interests of which are not owned by Columbia/HCA. Accordingly, management has recorded minority interests in the earnings and equity of such partnerships.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

Earnings per common and common equivalent share are based upon the weighted average number of common shares outstanding adjusted for the dilutive effect of common stock equivalents consisting primarily of stock options. The computation also gives retroactive effect to the exchange of common shares in connection with the HCA Merger.

The following is a summary of shares used in the computation of earnings per common and common equivalent share (amounts in thousands):

                                                                          ------------------------------
                                                                              1993       1992       1991
                                                                          ------------------------------
Columbia:
  Weighted average shares outstanding..................................    150,017    144,897    138,936
  Common stock equivalents.............................................        966        718        750
                                                                         ---------  ---------  ---------
  Columbia common and common equivalent shares.........................    150,983    145,615    139,686
                                                                         ---------  ---------  ---------
HCA:
  Weighted average shares outstanding..................................    175,374    149,547    113,480
  Common stock equivalents.............................................      3,901     24,690     20,109
                                                                         ---------  ---------  ---------
  HCA common and common equivalent shares..............................    179,275    174,237    133,589
  Merger exchange ratio................................................       1.05       1.05       1.05
                                                                         ---------  ---------  ---------
  Adjusted HCA common and common equivalent shares.....................    188,239    182,949    140,268
                                                                         ---------  ---------  ---------
  Shares used in computation of earnings per common and common
   equivalent share....................................................    339,222    328,564    279,954
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

Fully diluted earnings per common and common equivalent share is not presented because it approximates earnings per common and common equivalent share.

NOTE 2 -- HCA MERGER
On October 2, 1993, Columbia entered into a definitive agreement to merge with HCA. This transaction was completed on February 10, 1994. In connection with the HCA Merger, Columbia stockholders approved an

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2 -- HCA MERGER (CONTINUED)
amendment to Columbia's Certificate of Incorporation changing the name of the corporation to Columbia/HCA Healthcare Corporation. HCA was then merged into a wholly owned subsidiary of Columbia/HCA. Shares of HCA Class A voting common stock and Class B nonvoting common stock were converted on a tax-free basis into approximately 166,846,000 shares of Columbia/HCA voting common stock and approximately 18,990,000 shares of Columbia/HCA nonvoting common stock, respectively (an exchange ratio of 1.05 shares of Columbia/HCA common stock for each share of HCA voting and nonvoting common stock).

The HCA Merger has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements give retroactive effect to the combined operations of Columbia and HCA for all periods presented. The following is a summary of the results of operations of the separate entities for periods prior to the HCA Merger (dollars in millions):

                                                                              ------------------------------
                                                                            COLUMBIA        HCA     COMBINED
                                                                             ------------------------------
1993:
  Revenues.............................................................   $   5,130   $   5,122   $  10,252
  Income from continuing operations....................................         193         382         575
  Net income...........................................................         139         368         507
1992:
  Revenues.............................................................   $   4,806   $   5,126   $   9,932
  Income from continuing operations....................................         211          28         239
  Net income...........................................................         137          28         165
1991:
  Revenues.............................................................   $   4,612   $   4,986   $   9,598
  Income (loss) from continuing operations.............................         358          (5)        353
  Net income (loss)....................................................         374          (5)        369

NOTE 3 -- GALEN MERGER
On August 31, 1993, the stockholders of both CHC and Galen approved the Galen Merger, effective as of September 1, 1993. In connection with the Galen Merger, CHC, a Nevada corporation, was merged into Columbia. Each CHC share of common stock was converted on a tax-free basis into one share of Columbia common stock. Immediately subsequent thereto, a wholly owned subsidiary of Columbia was merged into Galen, at which time Galen became a wholly owned subsidiary of Columbia. In connection with this transaction, Columbia issued approximately 123,830,000 shares of common stock in a tax-free exchange for all of the outstanding common shares of Galen (an exchange ratio of 0.775 of a share of Columbia common stock for each share of Galen common stock).

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- GALEN MERGER (CONTINUED)
The Galen Merger has been accounted for as a pooling of interests, and accordingly, the consolidated financial statements give retroactive effect to the combined operations of CHC and Galen for all periods presented. The following is a summary of the results of operations of the separate entities for periods prior to the Galen Merger (dollars in millions):

                                                                                    --------------------------
                                                                                   CHC      GALEN     COMBINED
                                                                                    --------------------------
Eight months ended August 31, 1993 (unaudited):
  Revenues.................................................................  $     823  $   2,600   $   3,423
  Income from continuing operations........................................         17        176         193
  Net income...............................................................         17        192         209
1992:
  Revenues.................................................................  $     819  $   3,987   $   4,806
  Income from continuing operations........................................         26        185         211
  Net income...............................................................         26        111         137
1991:
  Revenues.................................................................  $     499  $   4,113   $   4,612
  Income from continuing operations........................................         15        343         358
  Net income...............................................................         15        359         374

NOTE 4 -- SPINOFF TRANSACTION AND DISCONTINUED OPERATIONS
Prior to the Galen Merger, Galen began operating its hospital business as an independent publicly held corporation on March 1, 1993 as a result of a tax-free spinoff transaction (the "Spinoff") by Humana Inc. ("Humana"), which retained its managed care health plan business. The Spinoff separated Humana's previously integrated hospital and managed care health plan businesses and was effected through the distribution of Galen common stock to then current Humana common stockholders on a one-for-one basis.

For accounting purposes, because of the relative significance of the hospital business, the pre-Spinoff consolidated financial statements of Galen (and now those of Columbia/HCA) include the separate results of Humana's hospital business, while the operations and net assets of Humana's managed care health plans have been classified as discontinued operations.

In connection with the Spinoff, Galen entered into various agreements with Humana which were intended to facilitate orderly changes for both the hospital and managed care health plan businesses in a way which would be minimally disruptive to each entity. Principal contracts are summarized below:

OPERATIONS -- Certain former Galen hospitals will provide medical services to insureds of Humana for three years subsequent to the Spinoff. The contract includes, among other things, established payment rates for various inpatient and outpatient services and annual increases therein, and hospital utilization guarantees and related penalties.

LIABILITIES AND INDEMNIFICATION -- Each entity assumed liability for specified claims. The entities will also share risks with respect to certain litigation and other contingencies, both identified and unknown.

INCOME TAXES -- Each entity entered into risk-sharing arrangements in connection with the ultimate resolution of various income tax disputes.

FINANCING -- In January 1993 certain subsidiaries issued $250 million of notes payable to Humana, and paid to Humana $135 million in cash on March 1, 1993 which was financed principally through the issuance of commercial paper. The $250 million of notes were repaid in September 1993 in connection with the refinancing of certain long-term debt.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- SPINOFF TRANSACTION AND DISCONTINUED OPERATIONS (CONTINUED) ADMINISTRATION -- These arrangements relate to leasing of certain administrative facilities, division of information systems, employee benefit and stock option plans, and various administrative service arrangements.

Revenues of the discontinued managed care health plan business (included in discontinued operations in the accompanying consolidated statement of income) were $523 million in 1993, $2.9 billion in 1992 and $2.5 billion in 1991.

NOTE 5 -- NON-RECURRING TRANSACTIONS

1993

In September 1993 the following charges were recorded in connection with the Galen Merger (dollars in millions):

Investment advisory and professional fees, and employee benefit plan
 costs...............................................................  $      62
Writedown of assets in connection with the consolidation of the
 combined entity's operations........................................         63
Administrative facility asset writedowns and conversion costs
 associated with the transaction.....................................         16
Provision for loss on planned sales of assets........................         10
                                                                       ---------
                                                                       $     151
                                                                       ---------
                                                                       ---------

1992

In September 1992 a pretax charge of $394 million was recorded in connection with the planned divestiture of twenty-two psychiatric hospitals and the unrelated sale of two other facilities. The charge included the writedown to estimated net realizable value of the hospitals to be sold, a $231 million writeoff of permanently impaired cost in excess of net assets acquired, and the costs associated with the replacement of certain credit agreements.

Income from continuing operations in 1992 also includes a gain of $93 million on the sale of an investment in common stock of HealthTrust, Inc. -- The Hospital Company ("HealthTrust").

Income from continuing operations in 1992 includes $138 million of charges incurred primarily in connection with the Spinoff, including a provision for loss on the planned sale of hospitals, writedowns of assets in markets with significant declines in operations, administrative facility asset writedowns and certain other costs associated with the separation of the hospital and health plan businesses. Costs aggregating $171 million (before income taxes) incurred by Humana primarily in connection with the Spinoff are included in discontinued operations in 1992.

1991

Income from continuing operations in 1991 includes (i) a charge of $413 million in connection with the acceleration of vesting of stock options under the HCA Nonqualified Stock Option Plan and the establishment of exercise prices at levels substantially less than the then fair value of the underlying common stock, (ii) a charge of $159 million primarily in connection with the anticipated loss on the disposition of certain hospitals and other assets, (iii) a gain of $51 million on the sale of a hospital, and (iv) a gain of $221 million on the sale of an investment in preferred stock and warrants of HealthTrust.

NOTE 6 -- OTHER BUSINESS COMBINATIONS
During the past three years, Columbia/HCA has acquired various hospitals and related ancillary health care facilities (or controlling interests in such facilities), all of which have been accounted for by the purchase method. Accordingly, the aggregate purchase price of these transactions has been allocated to tangible and

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6 -- OTHER BUSINESS COMBINATIONS (CONTINUED) identifiable intangible assets acquired and liabilities assumed based upon their respective fair values. The consolidated financial statements include the operations of acquired entities since the respective acquisition dates.

The following is a summary of acquisitions and joint ventures consummated during the last three years (dollars in millions):

                                                                                      ------------------------
                                                                                    1993       1992       1991
                                                                                      ------------------------
Number of hospitals..........................................................          3         15          2
Number of licensed beds......................................................        903      2,345      1,420
Purchase price information:
  Fair value of assets acquired..............................................  $     164  $     490  $     165
  Liabilities assumed........................................................        (76)      (279)       (48)
                                                                               ---------  ---------  ---------
    Net assets acquired......................................................         88        211        117
                                                                               ---------  ---------  ---------
  Issuance of common stock...................................................          -        119          1
  Cash acquired..............................................................          9         15         15
  Cash received from sale of certain acquired assets.........................          -         40          -
  Other......................................................................          -          1          5
                                                                               ---------  ---------  ---------
                                                                                       9        175         21
                                                                               ---------  ---------  ---------
    Net cash paid for acquisitions...........................................  $      79  $      36  $      96
                                                                               ---------  ---------  ---------
                                                                               ---------  ---------  ---------

In July 1992 Columbia/HCA acquired Basic American Medical, Inc. ("BAMI") (included in the table above) through a merger into a wholly owned subsidiary. The assets of BAMI included eight hospitals containing 1,203 licensed beds and certain other health care businesses. The transaction was financed through the assumption of approximately $140 million of long-term debt, issuance of 6,995,000 shares of common stock and payment of $38 million in cash to BAMI stockholders.

The purchase price paid in excess of the fair value of identifiable net assets of acquired entities aggregated $7 million in 1993, $97 million in 1992 and $19 million in 1991.

The pro forma effect of these acquisitions on Columbia/HCA's results of operations was not significant.

NOTE 7 -- INCOME TAXES
Provision for income taxes consists of the following (dollars in millions):

                                                                                            ---------------------
                                                                                       1993       1992       1991
                                                                                            ---------------------
Current:
  Federal.......................................................................  $     357  $     232  $     375
  State.........................................................................         69         34         64
                                                                                  ---------  ---------  ---------
                                                                                        426        266        439
                                                                                  ---------  ---------  ---------
Deferred:
  Federal.......................................................................        (36)        22       (218)
  State.........................................................................          4          6        (32)
                                                                                  ---------  ---------  ---------
                                                                                        (32)        28       (250)
                                                                                  ---------  ---------  ---------
                                                                                  $     394  $     294  $     189
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- INCOME TAXES (CONTINUED)
Reconciliation of federal statutory rate to effective income tax rate follows:

                                                                                        --------------------------
                                                                                    1993         1992         1991
                                                                                       --------------------------
Federal statutory rate.....................................................        35.0%        34.0%        34.0%
State income taxes, net of federal income tax benefit......................         4.6          4.4          2.9
Gain on sale of HealthTrust investments....................................           -            -         (3.5)
Merger costs...............................................................         0.6            -            -
Costs in excess of net assets acquired.....................................         1.2         16.6          2.3
Tax exempt investment income...............................................        (0.9)        (1.7)        (1.5)
Other items, net...........................................................         0.1          1.8          0.7
                                                                                    ---          ---          ---
Effective income tax rate..................................................        40.6%        55.1%        34.9%
                                                                                    ---          ---          ---
                                                                                    ---          ---          ---

In August 1993 Congress enacted the Omnibus Budget Reconciliation Act of 1993 which included, among other things, an increase in corporate income tax rates retroactive to January 1, 1993. This legislation had no material effect on 1993 net income.

Columbia/HCA adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), as of January 1, 1992, the effect of which increased 1992 net income by $51 million. The provisions of SFAS 109 require, among other things, recognition of deferred income taxes using statutory rates at which temporary differences in the tax and book bases of assets and liabilities are expected to affect taxable income in future years.

A summary of deferred income taxes by source included in the consolidated balance sheet at December 31, 1993 and 1992 follows (dollars in millions):

                                                                         ----------------------------------------
                                                                         1993                      1992
                                                                    ASSETS  LIABILITIES       ASSETS  LIABILITIES
                                                                        ----------------------------------------
Depreciation.................................................   $       -    $     766    $       -    $     748
Long-term debt...............................................           -           26            -           71
Professional liability risks.................................         329            -          336            -
Doubtful accounts............................................          91            -           85            -
Property losses..............................................          87            -          111            -
Cash basis...................................................           -           60            -           89
Compensation.................................................          24            -           18            -
Capitalized leases...........................................          11            -           12            -
Other........................................................         215          167          202          106
                                                                    -----   -----------       -----   -----------
                                                                $     757    $   1,019    $     764    $   1,014
                                                                    -----   -----------       -----   -----------
                                                                    -----   -----------       -----   -----------

Management believes that the deferred tax assets in the table above will ultimately be realized. Management's conclusion is based primarily on its expectation of future taxable income and the existence of sufficient taxable income within the allowable carryback periods to realize the tax benefits of deductible temporary differences recorded at December 31, 1993.

Deferred income taxes totaling $295 million and $257 million at December 31, 1993 and 1992, respectively, are included in other current assets. Noncurrent deferred income taxes, included in deferred credits and other liabilities, totaled $557 million and $507 million at December 31, 1993 and 1992, respectively.

The Internal Revenue Service (the "Service") has issued statutory notices of deficiency in connection with its examinations of HCA's federal income tax returns for 1981 through 1988. Columbia/HCA is currently contesting

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- INCOME TAXES (CONTINUED)
these claimed deficiencies in the United States Tax Court. In addition, the Service has proposed certain adjustments in connection with its examinations of HCA's 1989 and 1990 federal income tax returns. The following is a discussion of the disputed items with respect to these years.

METHOD OF ACCOUNTING

For years 1981 through 1986, most of HCA's hospital subsidiaries (the "Subsidiaries") reported taxable income primarily using the cash method of accounting. This method was prevalent within the hospital industry and the Subsidiaries applied the method in accordance with prior agreements with the Service. The Service now asserts that the accrual method of accounting should have been used by the Subsidiaries. The Tax Reform Act of 1986 (the "1986 Act") requires the use of the accrual method of accounting beginning in 1987. Consequently, the Subsidiaries changed to the accrual method beginning January 1, 1987. In accordance with the provisions of the 1986 Act, income that had been deferred at the end of 1986 is being recognized as taxable income by the Subsidiaries in equal annual installments over ten years. If the Service should ultimately prevail in its claim that the Subsidiaries should have used the accrual method for 1981 through 1986, the claim would be reduced to the extent that HCA has recognized as taxable income a portion of such deferred income taxes since 1986. In addition, the sale by HCA of numerous Subsidiaries in 1987 that had been using the cash method resulted in the recognition of a substantial gain that would not have been recognized had the Subsidiaries been using the accrual method. If the Service were successful with respect to this issue, Columbia/HCA would owe an additional $110 million in income taxes and $432 million in interest as of December 31, 1993.

HOSPITAL ACQUISITIONS

In connection with hospitals acquired by HCA in 1981 and 1985, the Service has asserted that a portion of the costs allocated to identifiable assets with ascertainable useful lives should be reclassified as nondeductible goodwill. If the Service ultimately prevails in this regard, Columbia/HCA would owe an additional $113 million in income taxes and $139 million in interest as of December 31, 1993.

INSURANCE SUBSIDIARY

Based on a Sixth Circuit Court of Appeals decision (the Court having jurisdiction over the HCA issues), HCA has claimed that insurance premiums paid to its wholly owned insurance subsidiary ("Parthenon") are deductible, while the Service asserts that such premiums are not deductible and that corresponding losses are only deductible at the time and to the extent that claims are actually paid. HCA has claimed the additional deductions in its Tax Court petitions. Through December 31, 1993, Columbia/HCA is seeking a refund totaling $51 million in income taxes and $93 million in interest in connection with this issue.

As an alternative to its position, HCA has asserted that in connection with the sale of hospitals to HealthTrust in 1987, premiums paid to Parthenon by the sold hospitals, if not deductible as discussed above, became deductible at the time of the sale. Accordingly, HCA claimed such deduction in its 1987 federal income tax return. The Service has disallowed the deduction and is claiming an additional $5 million in income taxes and $15 million in interest. A final determination that the premiums are not deductible either when paid to Parthenon or upon the sale of certain hospitals to HealthTrust would increase the taxable basis in the hospitals sold, thereby reducing HCA's gain realized on the sale.

HEALTHTRUST SALE

In connection with its sale of certain Subsidiaries to HealthTrust in 1987 in exchange for cash, HealthTrust preferred stock and stock purchase warrants, HCA calculated its gain based on the valuation of such stock and warrants by an independent appraiser. The Service claims a higher aggregate valuation, based on the face amount of the preferred stock and a separate appraisal HealthTrust obtained for the stock purchase warrants. Application of the higher valuation would increase the gain recognized by HCA on the sale. However, if the Service succeeds in its assertion, HCA's tax basis in its HealthTrust preferred stock and warrants will be increased accordingly, thereby substantially reducing the tax from the sale of such preferred stock and warrants by a corresponding

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- INCOME TAXES (CONTINUED)
amount. By December 31, 1992, HCA had sold its entire interest in the HealthTrust preferred stock and warrants. Including the effect of the sales of these securities, the Service is claiming additional interest of $64 million through December 31, 1993.

Also in connection with the 1987 sale of certain Subsidiaries to HealthTrust, the Service claims that HCA's basis in the stock of the Subsidiaries sold to HealthTrust should be calculated by adjusting such basis to reflect accelerated rather than straight-line depreciation, which would reduce HCA's basis in the stock sold and increase the taxable gain on the sale. The Service position is contrary to a Tax Court decision in a similar case. The Service is claiming additional income taxes of $79 million and interest of $66 million through December 31, 1993.

In connection with the 1987 HealthTrust transactions, the Service further asserts that, to the extent the Subsidiaries were properly on the cash method through 1986, and therefore properly recognizing taxable income over the ten-year transition period, HCA should have additional income in 1987 equal to the unamortized portion of the deferred income. It is HCA's position that no additional income need be included in 1987 and that the deferred income continues to qualify for the ten-year transition period after the sale. Should the Service prevail, Columbia/HCA would owe $11 million of additional income taxes and $17 million of interest through December 31, 1993. The position of the Service is an alternative to its denial of the use of the cash method of accounting previously discussed.

DOUBTFUL ACCOUNTS

The Service is asserting that in 1986 HCA was not entitled to include charity care writeoffs in the formula used to calculate its deduction for doubtful accounts. For years 1987 and 1988, the Service is asserting that HCA was not entitled to exclude from income amounts which are unlikely to be collected. Management believes that such exclusions are permissible under an accrual method of accounting, and because HCA is a "service business" and not a "merchandising business," it is entitled to a special exclusion provided to service businesses by the 1986 Act. The Service disagrees, asserting that HCA is engaged, at least in part, in a merchandising business. Notwithstanding this assertion, the Service contends that the exclusion taken by HCA is excessive under applicable Temporary Treasury Regulations. Columbia/HCA believes that the calculation of the exclusion is inaccurate since it does not permit the exclusion in accordance with the controlling statute. If the Service prevails, Columbia/HCA would owe additional income taxes of $102 million and interest of $48 million through December 31, 1993.

LEVERAGED BUY-OUT EXPENSES

The Service has asserted that no deduction is allowed for various expenses incurred in connection with HCA's leveraged buy-out transaction in 1989, including the amortization of loan costs incurred to borrow funds to acquire the stock of the former shareholders, certain fees incurred by the Special Committee of HCA's Board of Directors to evaluate the buy-out proposal, compensation payments to cancel employee stock plans, and various other costs incurred after the buy-out which have been treated as part of the transaction by the Service. Columbia/HCA believes that all of these costs are deductible. If the Service prevails on these issues, Columbia/ HCA would owe income taxes of $94 million and interest of $24 million through December 31, 1993.

OTHER ISSUES

Additional federal income tax issues primarily concern disputes over the depreciable lives utilized by HCA for constructed hospital facilities, investment tax credits, vacation pay deductions and income from foreign operations. Many of these items, including depreciation, investment tax credits and foreign issues, have been resolved favorably in previous settlements. The Service is claiming an additional $44 million in income taxes and $28 million in interest through December 31, 1993 with respect to these issues.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 7 -- INCOME TAXES (CONTINUED)
Management believes that HCA had properly reported its income and paid its taxes in accordance with applicable laws and agreements established with the Service during previous examinations, and that final resolution of these disputes will not have a material adverse effect on the results of operations or financial position of Columbia/HCA.

NOTE 8 -- PROFESSIONAL LIABILITY RISKS
Columbia/HCA insures a substantial portion of its professional liability risks through wholly owned insurance subsidiaries. Provisions for such risks underwritten by the subsidiaries and deductibles at certain hospitals, including expenses incident to claim settlements, were $96 million for 1993, $102 million for 1992 and $111 million for 1991. Amounts funded to the insurance subsidiaries were $62 million for 1993, $55 million for 1992 and $56 million for 1991.

Allowances for professional liability risks, included principally in deferred credits and other liabilities, were $817 million and $791 million at December 31, 1993 and 1992, respectively.

As discussed in Note 1, Columbia/HCA adopted the provisions of SFAS 115 on December 31, 1993. Accordingly, common stockholders' equity was increased by $27 million (net of deferred income taxes) to reflect the net unrealized gain on investments classified as available for sale. Prior to the adoption of SFAS 115, debt securities were recorded at amortized cost (which approximated fair value), while equity securities were recorded at the lower of aggregate cost or fair value. The adoption of SFAS 115 had no effect on earnings in 1993.

The provisions of SFAS 115 require that investments in debt and equity securities be classified according to the following criteria:

TRADING ACCOUNT -- Assets held for resale in anticipation of short-term changes in market conditions are recorded at fair value and gains and losses, both realized and unrealized, are included in income. Columbia/HCA does not maintain a trading account portfolio.

HELD TO MATURITY -- Certain debt securities of Columbia/HCA's professional liability insurance subsidiaries are expected to be held to maturity as a result of management's intent and ability to do so. These investments are carried at amortized cost.

AVAILABLE FOR SALE -- Debt and equity securities not classified as either trading securities or held to maturity are classified as available for sale and recorded at fair value. Unrealized gains and losses are excluded from income and recorded as a separate component of common stockholders' equity.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 -- PROFESSIONAL LIABILITY RISKS (CONTINUED)
The following is a summary of the insurance subsidiaries' investments at December 31, 1993 and 1992 (dollars in millions):

                                                    ----------------------------
                                                         DECEMBER 31, 1993
                                                              UNREALIZED
                                                                 AMOUNTS
                                                          --------------    FAIR
                                                    COST  GAINS   LOSSES   VALUE
                                                    ----------------------------
Held to maturity:
  United States Government obligations............  $ 44  $  -   $    -    $  44
                                                    ----  -----  -------   -----
Available for sale:
  Bonds:
    United States Government......................    19     1        -       20
    States and municipalities.....................   372    16        -      388
    Mortgage-backed securities....................    54     1        -       55
    Corporate and other...........................    51     2       (1)      52
  Money market funds..............................    31     -        -       31
  Redeemable preferred stocks.....................    17     1        -       18
                                                    ----  -----  -------   -----
                                                     544    21       (1)     564
                                                    ----  -----  -------   -----
  Equity securities:
    Adjustable rate preferred stocks..............    13     1        -       14
    Common stocks.................................   133    27       (4)     156
                                                    ----  -----  -------   -----
                                                     146    28       (4)     170
                                                    ----  -----  -------   -----
                                                    $734  $ 49   $   (5)     778
                                                    ----  -----  -------
                                                    ----  -----  -------
Amounts classified as current assets..............                           (78)
                                                                           -----
Investment carrying value.........................                         $ 700
                                                                           -----
                                                                           -----

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 -- PROFESSIONAL LIABILITY RISKS (CONTINUED)

                                                    ----------------------------
                                                         DECEMBER 31, 1992
                                                              UNREALIZED
                                                                 AMOUNTS
                                                          --------------    FAIR
                                                    COST  GAINS   LOSSES   VALUE
                                                    ----------------------------
Held to maturity:
  United States Government obligations............  $ 19  $  -   $    -    $  19
  Certificates of deposit.........................    20     -        -       20
                                                    ----  -----  -------   -----
                                                      39     -        -       39
                                                    ----  -----  -------   -----
Available for sale:
  Bonds:
    United States Government......................    22     1        -       23
    States and municipalities.....................   312     9        -      321
    Mortgage-backed securities....................    55     -        -       55
    Corporate and other...........................    39     2        -       41
  Money market funds..............................    68     -        -       68
  Redeemable preferred stocks.....................    18     -        -       18
                                                    ----  -----  -------   -----
                                                     514    12        -      526
                                                    ----  -----  -------   -----
  Equity securities:
    Adjustable rate preferred stocks..............    20     1        -       21
    Common stocks.................................   136    21       (9)     148
                                                    ----  -----  -------   -----
                                                     156    22       (9)     169
                                                    ----  -----  -------   -----
                                                     709  $ 34   $   (9)   $ 734
                                                          -----  -------   -----
                                                          -----  -------   -----
Amounts classified as current assets..............   (65)
                                                    ----
Investment carrying value.........................  $644
                                                    ----
                                                    ----

The cost and estimated fair value of debt and equity securities at December 31, 1993 by contractual maturity are shown below (dollars in millions). Expected and contractual maturities will differ because the issuers of certain securities may have the right to prepay or otherwise redeem such obligations without penalty.

                                                                                 ----------------
                                                                                             FAIR
                                                                                  COST      VALUE
                                                                                 ----------------
Held to maturity:
  Due in one year or less..................................................  $      44  $      44
                                                                             ---------  ---------
Available for sale:
  Due in one year or less..................................................         34         34
  Due after one year through five years....................................        134        136
  Due after five years through ten years...................................        131        137
  Due after ten years......................................................        245        257
                                                                             ---------  ---------
                                                                                   544        564
  Equity securities........................................................        146        170
                                                                             ---------  ---------
                                                                                   690        734
                                                                             ---------  ---------
                                                                             $     734  $     778
                                                                             ---------  ---------
                                                                             ---------  ---------

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 8 -- PROFESSIONAL LIABILITY RISKS (CONTINUED)
The fair value of the subsidiaries' investments is based generally on quoted market prices.

The average life of the above investments (excluding common stocks) approximated five years at December 31, 1993 and four years at December 31, 1992, and the tax equivalent yield on such investments averaged 10% for the last three years. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income.

Sales of securities for the year ended December 31, 1993 are summarized below (dollars in millions):

                                                                                             ----------------
                                                                                          TYPE OF SECURITY
                                                                                            DEBT       EQUITY
                                                                                             ----------------
Cash proceeds........................................................................  $     185   $     106
Gross realized gains.................................................................          4          19
Gross realized losses................................................................          -          10

NOTE 9 -- LONG-TERM DEBT
A summary of long-term debt at December 31 follows (dollars in millions):

                                                                                           ----------------
                                                                                            1993       1992
                                                                                           ----------------
Senior collateralized debt, 5% to 13.8% (rates generally fixed) payable in periodic
 installments through 2034...........................................................  $     211  $     401
Senior debt, 8% to 13.3% (rates generally fixed) payable in periodic installments
 through 2023........................................................................      1,158      1,166
Fixed rate note agreement (13% rate).................................................        100        100
Commercial paper (rates fixed under interest rate agreements averaging four years at
 7.9%)...............................................................................        380        380
Commercial paper (floating rates averaging 3.4%).....................................        495        153
Bank credit agreement (floating rates averaging 4.4%)................................      1,172      1,067
Bank line of credit (floating rates averaging 3.6%)..................................        100          -
Subordinated credit agreement (floating rates averaging 5.9%)........................          -        300
Subordinated debt, 8.5% to 15% (rates generally fixed) payable in periodic
 installments through 2008...........................................................         82         89
                                                                                       ---------  ---------
Total debt, average life of six years (rates averaging 6.7%).........................      3,698      3,656
Amounts due within one year..........................................................        363        353
                                                                                       ---------  ---------
Long-term debt.......................................................................  $   3,335  $   3,303
                                                                                       ---------  ---------
                                                                                       ---------  ---------

Borrowings under the commercial paper programs are classified as long-term debt due to the credit available under the revolving credit agreements discussed below and management's intention to refinance these borrowings on a long-term basis.

Maturities of long-term debt in years 1995 through 1998 are $1.1 billion, $161 million, $64 million and $1.1 billion, respectively. Such amounts reflect maturities of debt issued for refinancings through March 24, 1994 and, as to short-term debt classified as long-term, are based upon maturities of the revolving credit agreements. Approximately 8% of Columbia/HCA's property and equipment is pledged on senior collateralized debt.

During the past three years Columbia/HCA has reduced interest costs and eliminated certain restrictive covenants by refinancing or prepaying high interest rate debt, primarily through the use of existing cash and cash equivalents and issuance of long-term debt, commercial paper and equity. Amounts refinanced or prepaid totaled $787 million in 1993, $1 billion in 1992 and $275 million in 1991. After-tax losses from refinancing activities in 1993 aggregated $84 million or $.24 per share.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 -- LONG-TERM DEBT (CONTINUED)
In February 1994 Columbia/HCA entered into revolving credit agreements (the "Credit Facilities") in the aggregate amount of $3 billion. The Credit Facilities comprise a four-year $1 billion revolving credit agreement and a 364-day $2 billion revolving credit agreement. The Credit Facilities were established to support Columbia/ HCA's commercial paper programs and replace $3.2 billion of prior revolving credit agreements associated with HCA ($1.6 billion) and Columbia ($1.6 billion). Interest is payable generally at either LIBOR plus 1/4% to 1/2% (depending on Columbia/HCA's credit rating), or the higher of prime, the bank certificate of deposit rate plus 1% or the Federal Funds rate plus 1/2%.

In December 1993 Columbia/HCA issued $150 million of 6 1/8% Notes due 2000 and $150 million of 7 1/2% Notes due 2023.

During 1992 Columbia/HCA sold $100 million face amount of 10 7/8% Senior Subordinated Notes due 2002 and $135 million face amount of 11 1/2% Senior Subordinated Notes due 2002. In September 1993 $232 million face amount of these notes were retired through the completion of a tender offer.

Proceeds from the public offering of 41,055,000 shares of voting common stock in 1992 were used to repay $352 million of debt outstanding under a bank credit agreement and redeem the 15 3/4% Subordinated Discount Debentures and related interest aggregating $444 million.

In connection with the acquisition of BAMI in 1992, Columbia/HCA assumed approximately $140 million of long-term debt, including approximately $64 million of senior collateralized notes payable in quarterly installments through 1998 at interest rates ranging from 10.7% to 11.7%. In September 1993 Columbia/HCA effected the defeasance of these notes.

In 1991 one of Columbia/HCA's partnerships issued $95 million of 11.45% Senior Secured Notes due 2001. Proceeds from the issuance were used to repay $66 million of bank debt and finance expansion. These notes were retired in connection with the refinancing of debt in September 1993. Columbia/HCA also issued in 1991 a $40 million face amount 9% Subordinated Mandatory Convertible Note due 1999. The note is convertible at the option of the holder into Columbia/HCA voting common stock at a price of $18.50 per share (adjusted for stock splits, recapitalizations and reorganizations). The note will be automatically converted into common stock if the average per share market price for four months preceding the July 1 anniversary exceeds a specified amount ranging from $27.00 in 1994 to $34.00 in 1996.

In 1991 Columbia/HCA exchanged its Cumulative Exchangeable Preferred Stock for 17 1/2% Junior Subordinated Exchangeable Debentures due 2005. These debentures were redeemed in 1992 from proceeds on the 1991 sale of HealthTrust preferred stock and warrants.

Columbia/HCA's credit facilities contain customary covenants which include (i) limitations on additional debt, (ii) limitations on sales of assets, mergers and changes of ownership and (iii) maintenance of certain interest coverage ratios.

The estimated fair value of Columbia/HCA's long-term debt was $4.1 billion at both December 31, 1993 and 1992, compared to carrying amounts aggregating $3.7 billion at the end of each year. Certain subsidiaries of Columbia/HCA have entered into agreements which reduce the impact of changes in interest rates on $380 million of floating rate long-term debt. At December 31, 1993 and 1992, the fair value of Columbia/HCA's net payable position under these agreements (included in the aggregate fair value amounts above) totaled $34 million and $29 million, respectively. The estimate of fair value is based upon the quoted market prices for the same or similar issues of long-term debt, or on rates available to Columbia/HCA as a result of the HCA Merger for debt of the same remaining maturities.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 9 -- LONG-TERM DEBT (CONTINUED)
As discussed in Note 4, in connection with the Spinoff, certain subsidiaries issued notes payable ($250 million) and paid cash ($135 million financed primarily through the issuance of commercial paper) to Humana in 1993. If the Spinoff had occurred on December 31, 1992, Columbia/HCA's ratio of debt to debt plus common stockholders' equity would have increased from 50% to 58%.

NOTE 10 -- LEASES
Columbia/HCA leases real estate and equipment under cancelable and non-cancelable arrangements. Future minimum payments under non-cancelable operating leases are as follows (dollars in millions):

1994.................................................................  $     123
1995.................................................................        102
1996.................................................................         78
1997.................................................................         63
1998.................................................................         43
Thereafter...........................................................        242

Rent expense aggregated $196 million, $190 million and $170 million for the years ended December 31, 1993, 1992 and 1991, respectively.

NOTE 11 -- CONTINGENCIES
Management continually evaluates contingencies based upon the best available evidence. In addition, allowances for loss are provided currently for disputed items that have continuing significance, such as certain third-party reimbursements and deductions that continue to be claimed in current cost reports and tax returns.

Management believes that allowances for loss have been provided to the extent necessary and that its assessment of contingencies is reasonable. Management believes that resolution of contingencies will not materially affect Columbia/HCA's financial position or results of operations.

Principal contingencies are described below:

    REVENUES -- Certain third-party payments are subject to examination by agencies administering the programs. Columbia/HCA is contesting certain issues raised in audits of prior year cost reports.

    PROFESSIONAL LIABILITY RISKS -- Columbia/HCA has provided for loss for professional liability risks based upon actuarially determined estimates. Actual settlements and expenses incident thereto may differ from the provisions for loss.

    INTEREST RATE AGREEMENTS -- Certain subsidiaries of Columbia/HCA are parties to agreements which reduce the impact of changes in interest rates on its floating rate long-term debt. In the event of nonperformance by other parties to these agreements, Columbia/HCA may incur a loss on the difference between market rates and contract rates.

    INCOME TAXES -- Columbia/HCA is contesting adjustments proposed by the IRS.

    SPINOFF -- Certain subsidiaries of Columbia/HCA are parties to risk-sharing arrangements with Humana.

    REGULATORY REVIEW -- Federal regulators are investigating certain financial arrangements with physicians at two psychiatric hospitals.

    LITIGATION -- Various suits and claims arising in the ordinary course of business are pending against Columbia/HCA.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 -- CAPITAL STOCK
The terms and conditions associated with each class of Columbia/HCA common stock are substantially identical except for voting rights. All nonvoting common stockholders may convert their shares on a one-for-one basis into voting common stock, subject to certain limitations. In addition, certain voting common stockholders may convert their shares on a one-for-one basis into nonvoting common stock.

The following shares of common stock were reserved at December 31, 1993 (amounts in thousands):

Stock option plans..................................................     20,118
Retirement and savings plans........................................      8,887
Other...............................................................      2,853
                                                                      ---------
                                                                         31,858
                                                                      ---------
                                                                      ---------

Columbia/HCA has plans under which options to purchase common stock may be granted to officers, employees and directors. Except for those discussed in Note 5, options have been granted at not less than market price on the date of grant. Exercise provisions vary, but most options are exercisable in whole or in part beginning one to four years after grant and ending four to fifteen years after grant. Activity in the plans is summarized below (share amounts in thousands):

                                                                ----------------------------
                                                                   SHARES
                                                                    UNDER       OPTION PRICE
                                                                   OPTION          PER SHARE
                                                                ----------------------------
Balances, December 31, 1990...................................     37,163  $  0.22 to $37.00
  Granted.....................................................      4,078     0.60 to  25.24
  Exercised...................................................     (1,021)    7.21 to  23.37
  Cancelled or lapsed.........................................     (1,142)    0.60 to  37.00
                                                                ---------
Balances, December 31, 1991...................................     39,078     0.22 to  25.71
  Granted.....................................................      3,950     0.60 to  22.62
  Conversion of BAMI stock options............................        466     3.18 to  11.59
  Exercised...................................................    (22,998)    0.22 to  17.25
  Cancelled or lapsed.........................................     (7,399)    0.22 to  23.37
                                                                ---------
Balances, December 31, 1992...................................     13,097     0.22 to  25.71
  Granted.....................................................      1,660     0.60 to  33.38
  Exercised...................................................     (4,018)    0.22 to  23.37
  Cancelled or lapsed.........................................       (709)    0.22 to  25.71
                                                                ---------
Balances, December 31, 1993...................................     10,030  $  0.22 to $33.38
                                                                ---------
                                                                ---------

At December 31, 1993, options for 4,026,700 shares were exercisable. Shares of common stock available for future grants were 10,088,000 at December 31, 1993 and 11,442,900 at December 31, 1992.

In connection with the Galen Merger, certain preferred stock purchase rights were redeemed which were previously issued to Galen common stockholders. The cost of this transaction was not significant. In addition, a stockholder rights plan was adopted upon consummation of the Galen Merger (similar to that of Galen) under which common stockholders have the right to purchase Series A Preferred Stock in the event of accumulation of or tender offer for certain percentages of Columbia/HCA's common stock. The rights will expire in 2003 unless redeemed earlier by Columbia/HCA.

In September 1993 the Board of Directors initiated a regular quarterly cash dividend on common stock of $.03 per share.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 12 -- CAPITAL STOCK (CONTINUED)
In March 1992 Columbia/HCA issued 41,055,000 shares of voting common stock, the net proceeds from which ($796 million) were used to reduce long-term debt. Assuming that these shares were issued and the proceeds therefrom were used to reduce long-term debt at the beginning of the year, earnings per common and common equivalent share would have been $.53 in 1992.

In connection with the HCA Merger, Columbia/HCA stockholders voted to increase the aggregate number of authorized voting shares of common stock from 400 million to 800 million, and the number of authorized nonvoting common shares was established at 25 million. In addition, authorized shares of preferred stock (none of which are outstanding) were increased from 10 million to 25 million.

NOTE 13 -- EMPLOYEE BENEFIT PLANS
Columbia/HCA maintains noncontributory defined contribution retirement plans covering substantially all employees. Benefits are determined as a percentage of a participant's earned income and are vested over specified periods of employee service. Retirement plan expense was $97 million for 1993, $102 million for 1992 and $86 million for 1991. Amounts equal to retirement plan expense are funded annually.

Columbia/HCA maintains various contributory savings plans which are available to employees who meet certain minimum requirements. Certain of the plans require that Columbia/HCA match an amount ranging from 50% to 60% of a participant's contribution up to certain maximum levels. The cost of these plans totaled $20 million for 1993, $19 million for 1992 and $15 million for 1991. Columbia/HCA contributions are funded periodically during the year.

NOTE 14 -- ACCRUED EXPENSES
The following is a summary of other accrued expenses at December 31 (dollars in millions):

                                                                                 ----------------
                                                                                  1993       1992
                                                                                 ----------------
Workers' compensation......................................................  $     102  $      90
Taxes other than income....................................................        143        118
Professional liability risks...............................................         89         80
Employee benefit plans.....................................................        158        197
Interest...................................................................        181        167
Other......................................................................        180        251
                                                                             ---------  ---------
                                                                             $     853  $     903
                                                                             ---------  ---------
                                                                             ---------  ---------

NOTE 15 -- SUBSEQUENT EVENTS

INCOME TAXES

On March 24, 1994, Columbia/HCA made an advance payment to the IRS of approximately $75 million in connection with certain disputed prior year income taxes and related interest. This transaction will not have a material effect on 1994 earnings.

LONG-TERM DEBT

Since completion of the HCA Merger, certain HCA and other long-term debt has been refinanced in an effort to reduce future interest expense. These transactions were financed primarily through the issuance of commercial paper, $175 million of 6 1/2% Notes due 1999 and $150 million of 7.15% Notes due 2004. Management anticipates that losses resulting from these refinancing activities will reduce Columbia/HCA's first quarter 1994 net income by approximately $80 million.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
            QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                           -----------------------------------------------------
                                                                                  1993
                                                              FIRST         SECOND          THIRD         FOURTH
                                                        -----------------------------------------------------
Revenues............................................... $ 2,654        $ 2,536        $ 2,491        $ 2,571
Net income (loss):
  Continuing operations (a)............................     205            166             28            176
  Discontinued operations..............................      16              -              -              -
  Extraordinary loss on extinguishment of
   debt................................................       -              -            (84)             -
    Net income (loss)..................................     221            166            (56)           176
Per common share:
  Earnings (loss):
    Continuing operations (a)..........................     .61            .49            .08            .52
    Discontinued operations............................     .04              -              -              -
    Extraordinary loss on extinguishment of
     debt..............................................       -              -           (.24)             -
      Net income (loss)................................     .65            .49           (.16)           .52
  Market prices (b):
    High...............................................      24 1/2         27 3/4         31             33 7/8
    Low................................................      16 1/4         19 1/4         25 3/8         27

                                                           -----------------------------------------------------
                                                                                  1992
                                                              FIRST         SECOND          THIRD         FOURTH
                                                         -----------------------------------------------------
Revenues............................................... $ 2,559        $ 2,450        $ 2,451        $ 2,472
Net income (loss):
  Continuing operations (c)(d).........................     174            158           (300)           207
  Discontinued operations (c)..........................       3             (2)          (132)             6
  Change in accounting for income taxes................      51              -              -              -
    Net income (loss)..................................     228            156           (432)           213
Per common share:
  Earnings (loss):
    Continuing operations (c)(d).......................     .57            .48           (.89)           .61
    Discontinued operations (c)........................     .02           (.02)          (.39)           .02
    Change in accounting for income taxes..............     .16              -              -              -
      Net income (loss)................................     .75            .46          (1.28)           .63
  Market prices (b):
    High...............................................      21 1/4         22             19 1/4         21 3/4
    Low................................................      16 1/2         16 1/4         16 1/4         13 3/4

- ------------
(a) Third quarter loss includes $98 million ($.29 per share) of costs related to the Galen Merger. See Note 5 of the Notes to Consolidated Financial Statements.
(b) Represents high and low sales prices of CHC common stock for periods prior to the Galen Merger and Columbia common stock prior to the HCA Merger. Columbia/HCA common stock is traded on the New York Stock Exchange (ticker symbol -- COL).
(c) Third quarter net loss includes charges of $221 million ($.65 per share) related primarily to the Spinoff, of which $86 million ($.25 per share) is included in continuing operations and $135 million ($.40 per share) is included in discontinued operations. The loss also includes $330 million ($.98 per share) associated with divestitures of certain assets. See Note 5 of the Notes to Consolidated Financial Statements.
(d) Fourth quarter net income includes a gain of $58 million ($.17 per share) on the sale of HealthTrust common stock. See Note 5 of the Notes to Consolidated Financial Statements.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                 FOR THE QUARTERS ENDED MARCH 31, 1994 AND 1993
                                   UNAUDITED
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                             ---------------------
                                                                                                  1994        1993
                                                                                             ---------------------
Revenues..................................................................................  $    2,778  $    2,654
                                                                                            ----------  ----------
Salaries, wages and benefits..............................................................       1,113       1,072
Supplies..................................................................................         434         433
Other operating expenses..................................................................         492         478
Provision for doubtful accounts...........................................................         150         126
Depreciation and amortization.............................................................         144         136
Interest expense..........................................................................          64          85
Investment income.........................................................................         (14)        (12)
Non-recurring transactions................................................................         159           -
                                                                                            ----------  ----------
                                                                                                 2,542       2,318
                                                                                            ----------  ----------
Income from continuing operations before minority interests and income taxes..............         236         336
Minority interests in earnings of consolidated entities...................................           3           4
                                                                                            ----------  ----------
Income from continuing operations before income taxes.....................................         233         332
Provision for income taxes................................................................          96         127
                                                                                            ----------  ----------
Income from continuing operations.........................................................         137         205
Income from operations of discontinued health plan segment, net of income taxes...........           -          16
Extraordinary loss on extinguishment of debt, net of income tax benefit...................         (92)          -
                                                                                            ----------  ----------
    Net income............................................................................  $       45  $      221
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Earnings per common and common equivalent share:
  Income from continuing operations.......................................................  $      .40  $      .61
  Income from operations of discontinued health plan segment..............................           -         .04
  Extraordinary loss on extinguishment of debt............................................        (.27)          -
                                                                                            ----------  ----------
    Net income............................................................................  $      .13  $      .65
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Cash dividends declared and paid per common share.........................................  $      .03  $        -
Shares used in earnings per common and common
 equivalent share computation (000).......................................................     341,621     337,739

                            See accompanying notes.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   UNAUDITED
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                        -------------------------
                                                                                                      DECEMBER 31,
                                        ASSETS                                            MARCH 31,      1993
                                                                                           1994
                                                                                        -------------------------
Current assets:
  Cash and cash equivalents...........................................................   $     109     $     224
  Accounts receivable less allowance for loss of $544 -- March 31, 1994 and $513 --
   December 31, 1993..................................................................       1,625         1,566
  Inventories.........................................................................         258           245
  Other...............................................................................         516           453
                                                                                        -----------  -------------
                                                                                             2,508         2,488
Property and equipment, at cost.......................................................       8,589         8,392
Accumulated depreciation..............................................................      (2,947)       (2,792)
                                                                                        -----------  -------------
                                                                                             5,642         5,600
Investments of professional liability insurance subsidiaries..........................         688           700
Intangible assets.....................................................................       1,277         1,232
Other.................................................................................         237           196
                                                                                        -----------  -------------
                                                                                         $  10,352     $  10,216
                                                                                        -----------  -------------
                                                                                        -----------  -------------
                                   LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................................   $     414     $     445
  Salaries, wages and other compensation..............................................         260           232
  Other accrued expenses..............................................................         924           853
  Income taxes........................................................................          71            22
  Long-term debt due within one year..................................................          81           363
                                                                                        -----------  -------------
                                                                                             1,750         1,915
Long-term debt........................................................................       3,533         3,335
Deferred credits and other liabilities................................................       1,421         1,438
Minority interests in equity of consolidated entities.................................         134            57
Contingencies
Common stockholders' equity:
  Common Stock, $.01 par, authorized 800,000,000 voting shares and 25,000,000 nonvoting shares; issued and outstanding 318,806,900 voting shares and 18,990,000 nonvoting shares -- March 31, 1994 and 317,686,800 voting shares and 18,990,000
   nonvoting shares -- December 31, 1993..............................................           3             3
  Other...............................................................................       3,511         3,468
                                                                                        -----------  -------------
                                                                                             3,514         3,471
                                                                                        -----------  -------------
                                                                                         $  10,352     $  10,216
                                                                                        -----------  -------------
                                                                                        -----------  -------------

                            See accompanying notes.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                 FOR THE QUARTERS ENDED MARCH 31, 1994 AND 1993
                                   UNAUDITED
                             (DOLLARS IN MILLIONS)

                                                                                                     ----------------
                                                                                                      1994       1993
                                                                                                     ----------------
Cash flows from continuing operations:
  Net income...................................................................................  $      45  $     221
  Adjustments to reconcile net income to net cash provided by operating activities:
    Income from discontinued operations........................................................          -        (16)
    Non-recurring transactions.................................................................        159          -
    Depreciation and amortization..............................................................        144        136
    Deferred income taxes......................................................................        (64)        (6)
    Change in operating assets and liabilities:
      Increase in accounts receivable..........................................................        (35)      (112)
      (Increase) decrease in inventories and other assets......................................        (53)        31
      Increase in income taxes.................................................................         64        110
      Decrease in other liabilities............................................................        (55)        (8)
    Extraordinary loss on extinguishment of debt...............................................        149          -
    Other......................................................................................         13         20
                                                                                                 ---------  ---------
      Net cash provided by continuing operations...............................................        367        376
                                                                                                 ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment...........................................................       (214)      (181)
  Acquisition of hospitals and health care facilities..........................................       (114)       (75)
  Disposition of property and equipment........................................................         62         54
  Change in investments........................................................................        (12)         -
  Other........................................................................................        (64)        (3)
                                                                                                 ---------  ---------
      Net cash used in investing activities....................................................       (342)      (205)
                                                                                                 ---------  ---------
Cash flows from financing activities:
  Issuance of long-term debt...................................................................        325          -
  Net change in commercial paper borrowings and lines of credit................................      1,461        103
  Repayment of long-term debt..................................................................     (1,954)      (126)
  Payment of cash dividends....................................................................         (5)       (36)
  Issuance of common stock.....................................................................         11          2
  Payment to Humana Inc. in spinoff transaction................................................          -       (135)
  Other........................................................................................         22         (2)
                                                                                                 ---------  ---------
      Net cash used in financing activities....................................................       (140)      (194)
                                                                                                 ---------  ---------
Change in cash and cash equivalents............................................................       (115)       (23)
Cash and cash equivalents at beginning of period...............................................        224        217
                                                                                                 ---------  ---------
Cash and cash equivalents at end of period.....................................................  $     109  $     194
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
Interest payments..............................................................................  $     106  $      77
Income tax payments, net of refunds............................................................         38         23

                            See accompanying notes.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   UNAUDITED

NOTE 1 -- REPORTING ENTITY
Columbia/HCA Healthcare Corporation ("Columbia/HCA") is a Delaware corporation which began operations on February 10, 1994 as a result of a merger involving Columbia Healthcare Corporation ("Columbia") and HCA -- Hospital Corporation of America ("HCA") (the "HCA Merger"). See Note 4 for a description of the specific terms of the HCA Merger.

Prior to the HCA Merger, Columbia began operations on September 1, 1993 as a result of a merger involving Columbia Hospital Corporation ("CHC") and Galen Health Care, Inc. ("Galen") (the "Galen Merger"). See Note 5 for a description of the specific terms of the Galen Merger.

Columbia/HCA primarily operates hospitals and ancillary health care facilities through either (i) wholly owned subsidiaries or (ii) ownership of controlling interests in various partnerships in which subsidiaries of Columbia/ HCA serve as the managing general partner.

NOTE 2 -- BASIS OF PRESENTATION
The accompanying condensed consolidated financial statements do not include all of the disclosures normally required by generally accepted accounting principles or those normally required in annual reports filed on Form 10-K. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements of Columbia/HCA for the year ended December 31, 1993 contained in this Prospectus.

The financial information has been prepared in accordance with Columbia/HCA's customary accounting practices and has not been audited. Management believes that the financial information presented reflects all adjustments necessary for a fair statement of interim results. All such adjustments are of a normal and recurring nature.

For accounting purposes, the HCA and Galen Mergers have been treated as poolings of interests. Accordingly, these financial statements give retroactive effect to the mergers and include the combined operations of the respective former entities for all periods presented. In addition, the historical financial information related to Galen (which prior to the Galen Merger was reported on a fiscal year ending August 31) has been recast to conform to Columbia/HCA's annual reporting period ending December 31.

NOTE 3 -- EARNINGS PER SHARE
Earnings per common and common equivalent share are based upon weighted average common shares outstanding adjusted for the dilutive effect of common stock equivalents consisting primarily of stock options. Fully diluted earnings per common and common equivalent share is not presented because it approximates earnings per common and common equivalent share.

NOTE 4 -- HCA MERGER
On October 2, 1993, Columbia entered into a definitive agreement to merge with HCA. This transaction was completed on February 10, 1994. In connection with the HCA Merger, Columbia stockholders approved an amendment to Columbia's Certificate of Incorporation changing the name of the corporation to "Columbia/HCA Healthcare Corporation". HCA was then merged into a wholly owned subsidiary of Columbia/HCA. Shares of HCA Class A voting common stock and Class B nonvoting common stock were converted on a tax-free basis into approximately 166,846,000 shares of Columbia/HCA voting common stock and approximately 18,990,000 shares of Columbia/HCA nonvoting common stock, respectively (an exchange ratio of 1.05 shares of Columbia/HCA common stock for each share of HCA voting and nonvoting common stock).

                      COLUMBIA/HCA HEALTHCARE CORPORATION
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                   UNAUDITED

NOTE 4 -- HCA MERGER (CONTINUED)
The HCA Merger has been accounted for as a pooling of interests, and accordingly, the condensed consolidated financial statements give retroactive effect to the HCA Merger and include combined operations of Columbia and HCA for all periods presented. The following is a summary of the results of operations of the separate entities for periods prior to the HCA Merger (dollars in millions):

                                                                  --------------------------------
                                                                COLUMBIA        HCA   CONSOLIDATED
                                                                 --------------------------------
One month ended January 31, 1994:
  Revenues.................................................   $     480   $     460    $     940
  Net income...............................................          33          44           77
Three months ended March 31, 1993:
  Revenues.................................................   $   1,329   $   1,325    $   2,654
  Net income:
    Continuing operations..................................   $      90   $     115    $     205
    Discontinued operations................................          16           -           16
                                                             -----------  ---------       ------
                                                              $     106   $     115    $     221
                                                             -----------  ---------       ------
                                                             -----------  ---------       ------

NOTE 5 -- GALEN MERGER
On August 31, 1993, the stockholders of both CHC and Galen approved the Galen Merger, effective as of September 1, 1993. In connection with the Galen Merger, CHC, a Nevada corporation, was merged into Columbia. Each CHC share of common stock was converted on a tax-free basis into one share of Columbia common stock. Immediately subsequent thereto, a wholly owned subsidiary of Columbia was merged into Galen, at which time Galen became a wholly owned subsidiary of Columbia. In connection with this transaction, Columbia issued approximately 123,830,000 shares of common stock in a tax-free exchange for all of the outstanding common shares of Galen (an exchange ratio of 0.775 of a share of Columbia common stock for each share of Galen common stock).

The Galen Merger has been accounted for as a pooling of interests and accordingly, the condensed consolidated financial statements give retroactive effect to the Galen Merger and include combined operations of CHC and Galen for all periods presented. The following is a summary of the results of operations of the separate entities for the first quarter of 1993 (dollars in millions):

                                                                      -----------------------------
                                                                      CHC      GALEN   CONSOLIDATED
                                                                      -----------------------------
Revenues......................................................  $     312  $   1,017    $   1,329
Net income:
  Continuing operations.......................................  $      10  $      80    $      90
  Discontinued operations.....................................          -         16           16
                                                                ---------  ---------       ------
                                                                $      10  $      96    $     106
                                                                ---------  ---------       ------
                                                                ---------  ---------       ------

NOTE 6 -- SPINOFF TRANSACTION AND DISCONTINUED OPERATIONS
Prior to the Galen Merger, Galen began operating its hospital business as an independent publicly held corporation on March 1, 1993 as a result of a spinoff transaction by Humana Inc. ("Humana") (the "Spinoff"), which retained its managed care health plan business. The Spinoff separated Humana's previously integrated hospital and managed care health plan businesses and was effected through the distribution of Galen common stock to then current Humana stockholders on a one-for-one basis.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                   UNAUDITED

NOTE 6 -- SPINOFF TRANSACTION AND DISCONTINUED OPERATIONS (CONTINUED)
For accounting purposes, because of the relative significance of the hospital business, the consolidated financial statements of Galen (and now those of Columbia/HCA) include the separate results of Humana's hospital business, while the operations and net assets of Humana's managed care health plans have been classified as discontinued operations.

Revenues of the discontinued managed care health plan business (included in discontinued operations in the condensed consolidated statement of income) were $523 million for the three months ended March 31, 1993.

NOTE 7 -- NON-RECURRING TRANSACTIONS AND EXTINGUISHMENT OF DEBT
In the first quarter of 1994 Columbia/HCA recorded the following charges in connection with the HCA Merger (dollars in millions):

Employee benefit and certain severance actions.......................  $      40
Investment advisory and professional fees............................         12
Costs of information systems consolidations primarily related to the
 writedown of assets.................................................         42
Writedown of assets in connection with consolidation of duplicative
 facilities..........................................................         53
Other................................................................         12
                                                                       ---------
                                                                       $     159
                                                                       ---------
                                                                       ---------

In addition to employee severance costs above, Columbia/HCA is a party to employment agreements with certain key employees as a result of the Galen and HCA Mergers. Future severance payments under these agreements, which may occur as a result of continued consolidation activities, will be charged to earnings as incurred.

In the first quarter of 1994, Columbia/HCA refinanced approximately $2 billion of HCA's high coupon fixed and floating rate long-term debt. These transactions were effected to reduce future interest expense and eliminate certain restrictive covenants. After-tax losses from these extinguishments of debt aggregated $92 million or $.27 per share.

NOTE 8 -- ACQUISITIONS
The following is a summary of acquisitions and joint ventures consummated during the respective three month periods (dollars in millions):

                                                                               -----------------
                                                                                 1994       1993
                                                                               -----------------
Number of hospitals.......................................................          4          2
Number of licensed beds...................................................      1,264        843
Purchase price information:
  Fair value of assets acquired...........................................  $     192  $     145
  Liabilities assumed.....................................................        (31)       (32)
                                                                            ---------  ---------
      Net assets acquired.................................................        161        113
  Contributions from minority partners....................................        (47)       (27)
  Cash acquired...........................................................          -        (11)
                                                                            ---------  ---------
        Net cash paid for acquisitions....................................  $     114  $      75
                                                                            ---------  ---------
                                                                            ---------  ---------

NOTE 9 -- INCOME TAXES
The Internal Revenue Service (the "IRS") has issued statutory notices of deficiency in connection with its examinations of HCA's federal income tax returns for 1981 through 1988. Columbia/HCA is currently contesting

                      COLUMBIA/HCA HEALTHCARE CORPORATION
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                   UNAUDITED

NOTE 9 -- INCOME TAXES (CONTINUED)
these claimed deficiencies in the United States Tax Court. In addition, the IRS has proposed certain adjustments in connection with its examinations of HCA's 1989 and 1990 federal income tax returns. The following is a discussion of the disputed items with respect to these years.

METHOD OF ACCOUNTING

For years 1981 through 1986, most of HCA's hospital subsidiaries (the "Subsidiaries") reported taxable income primarily using the cash method of accounting. This method was prevalent within the hospital industry and the Subsidiaries applied the method in accordance with prior agreements with the IRS. The IRS now asserts that the accrual method of accounting should have been used by the Subsidiaries. The Tax Reform Act of 1986 (the "1986 Act") requires the use of the accrual method of accounting beginning in 1987. Consequently, the Subsidiaries changed to the accrual method of accounting beginning January 1, 1987. In accordance with the provisions of the 1986 Act, income that had been deferred at the end of 1986 is being recognized as taxable income by the Subsidiaries in equal annual installments over ten years. If the IRS should ultimately prevail in its claim that the Subsidiaries should have used the accrual method for 1981 through 1986, the claim would be reduced to the extent that HCA has recognized as taxable income a portion of such deferred income taxes since 1986. In addition, the sale by HCA of numerous Subsidiaries in 1987 that had been using the cash method resulted in the recognition of a substantial gain that would not have been recognized had the Subsidiaries been using the accrual method. If the IRS were successful with respect to this issue, Columbia/HCA would owe an additional $110 million in income taxes and $444 million in interest as of March 31, 1994.

HOSPITAL ACQUISITIONS

In connection with hospitals acquired by HCA in 1981 and 1985, the IRS has asserted that a portion of the costs allocated to identifiable assets with ascertainable useful lives should be reclassified as nondeductible goodwill. If the IRS ultimately prevails in this regard, Columbia/HCA would owe an additional $113 million in income taxes and $145 million in interest as of March 31, 1994.

INSURANCE SUBSIDIARY

Based on a Sixth Circuit Court of Appeals decision (the Court having jurisdiction over the HCA issues), HCA has claimed that insurance premiums paid to its wholly owned insurance subsidiary ("Parthenon") are deductible, while the IRS asserts that such premiums are not deductible and that corresponding losses are only deductible at the time and to the extent that claims are actually paid. HCA has claimed the additional deductions in its Tax Court petitions. Through March 31, 1994, Columbia/HCA is seeking a refund totaling $51 million in income taxes and $95 million in interest in connection with this issue.

As an alternative to its position, HCA has asserted that in connection with the sale of hospitals to HealthTrust, Inc. - The Hospital Company ("HealthTrust") in 1987, premiums paid to Parthenon by the sold hospitals, if not deductible as discussed above, became deductible at the time of the sale. Accordingly, HCA claimed such deduction in its 1987 federal income tax return. The IRS has disallowed the deduction and is claiming an additional $5 million in income taxes and $16 million in interest. A final determination that the premiums are not deductible either when paid to Parthenon or upon the sale of certain hospitals to HealthTrust would increase the taxable basis in the hospitals sold, thereby reducing HCA's gain realized on the sale.

HEALTHTRUST SALE

In connection with its sale of certain Subsidiaries to HealthTrust in 1987 in exchange for cash, HealthTrust preferred stock and stock purchase warrants, HCA calculated its gain based on the valuation of such stock and warrants by an independent appraiser. The IRS claims a higher aggregate valuation, based on the face amount of the preferred stock and a separate appraisal HealthTrust obtained for the stock purchase warrants. Application of the higher valuation would increase the gain recognized by HCA on the sale. However, if the IRS succeeds in its assertion, HCA's tax basis in its HealthTrust preferred stock and warrants will be increased accordingly, thereby

                      COLUMBIA/HCA HEALTHCARE CORPORATION
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                   UNAUDITED

NOTE 9 -- INCOME TAXES (CONTINUED)
substantially reducing the tax from the sale of such preferred stock and warrants by a corresponding amount. By December 31, 1992, HCA had sold its entire interest in the HealthTrust preferred stock and warrants. Including the effect of the sales of these securities, the IRS is claiming additional interest of $66 million through March 31, 1994.

Also in connection with the 1987 sale of certain Subsidiaries to HealthTrust, the IRS claims that HCA's basis in the stock of the Subsidiaries sold to HealthTrust should be calculated by adjusting such basis to reflect accelerated rather than straight-line depreciation, which would reduce HCA's basis in the stock sold and increase the taxable gain on the sale. The IRS position is contrary to a Tax Court decision in a similar case. The IRS is claiming additional income taxes of $79 million and interest of $69 million through March 31, 1994.

In connection with the 1987 HealthTrust transactions, the IRS further asserts that, to the extent the Subsidiaries were properly on the cash method through 1986, and therefore properly recognizing taxable income over the ten-year transition period, HCA should have additional income in 1987 equal to the unamortized portion of the deferred income. It is HCA's position that no additional income need be included in 1987 and that the deferred income continues to qualify for the ten-year transition period after the sale. Should the IRS prevail, Columbia/ HCA would owe $11 million of additional income taxes and $17 million of interest through March 31, 1994. The position of the IRS is an alternative to its denial of the use of the cash method of accounting previously discussed.

DOUBTFUL ACCOUNTS

The IRS is asserting that in 1986 HCA was not entitled to include charity care writeoffs in the formula used to calculate its deduction for doubtful accounts. For years 1987 and 1988, the IRS is asserting that HCA was not entitled to exclude from income amounts which are unlikely to be collected. Management believes that such exclusions are permissible under the accrual method of accounting, and because HCA is a "service business" and not a "merchandising business," it is entitled to a special exclusion provided to service businesses by the 1986 Act. The IRS disagrees, asserting that HCA is engaged, at least in part, in a merchandising business. Notwithstanding this assertion, the IRS contends that the exclusion taken by HCA is excessive under applicable Temporary Treasury Regulations. Columbia/HCA believes that the calculation of the exclusion is inaccurate since it does not permit the exclusion in accordance with the controlling statute. If the IRS prevails, Columbia/HCA would owe additional income taxes of $102 million and interest of $51 million through March 31, 1994.

LEVERAGED BUY-OUT EXPENSES

The IRS has asserted that no deduction is allowed for various expenses incurred in connection with HCA's leveraged buy-out transaction in 1989, including the amortization of loan costs incurred to borrow funds to acquire the stock of the former shareholders, certain fees incurred by the Special Committee of HCA's Board of Directors to evaluate the buy-out proposal, compensation payments to cancel employee stock plans, and various other costs incurred after the buy-out which have been treated as part of the transaction by the IRS. Columbia/ HCA believes that all of these costs are deductible. If the IRS prevails on these issues, Columbia/HCA would owe income taxes of $94 million and interest of $26 million through March 31, 1994.

OTHER ISSUES

Additional federal income tax issues primarily concern disputes over the depreciable lives utilized by HCA for constructed hospital facilities, investment tax credits, vacation pay deductions and income from foreign operations. Many of these items, including depreciation, investment tax credits and foreign issues, have been resolved favorably in previous settlements. The IRS is claiming an additional $44 million in income taxes and $29 million in interest through March 31, 1994.

                      COLUMBIA/HCA HEALTHCARE CORPORATION
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                   UNAUDITED

NOTE 9 -- INCOME TAXES (CONTINUED)
On March 24, 1994, Columbia/HCA made an advance payment to the IRS of approximately $75 million in connection with certain disputed prior years income taxes and related interest. This payment will not have a material effect on 1994 earnings.

Management believes that HCA had properly reported its income and paid its taxes in accordance with applicable laws and agreements established with the IRS during previous examinations, and that final resolution of these disputes will not have a material adverse effect on the results of operations or financial position of Columbia/HCA.

NOTE 10 -- CONTINGENCIES
Management continually evaluates contingencies based upon the best available evidence. In addition, allowances for loss are provided currently for disputed items that have continuing significance, such as certain third-party reimbursements and deductions that continue to be claimed in current cost reports and tax returns.

Management believes that allowances for loss have been provided to the extent necessary and that its assessment of contingencies is reasonable. Management believes that resolution of contingencies will not materially affect Columbia/HCA's financial position or results of operations.

Principal contingencies are described below:

REVENUES

    Certain third-party payments are subject to examination by agencies administering the programs. Columbia/ HCA is contesting certain issues raised in audits of prior year cost reports.

PROFESSIONAL LIABILITY RISKS

    Columbia/HCA has provided for loss for professional liability risks based upon actuarially determined estimates. Actual settlements and expenses incident thereto may differ from the provisions for loss.

INCOME TAXES

    Columbia/HCA is contesting adjustments proposed by the IRS.

SPINOFF

    Certain subsidiaries of Columbia/HCA are parties to risk-sharing arrangements with Humana.

REGULATORY REVIEW

    Federal regulators are investigating certain financial arrangements with physicians at two psychiatric hospitals.

LITIGATION

    Various suits and claims arising in the ordinary course of business are pending against Columbia/HCA.

COLUMBIA/HCA                       A New Commitment To Healthcare . . . Together
- --------------------------------------------------------------------------------

HEALTHCARE CORPORATION

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 (ALTERNATE COVER PAGE FOR INTERNATIONAL OFFERING)
PROSPECTUS                    SUBJECT TO COMPLETION
                               DATED MAY 16, 1994
6,000,000 SHARES

Columbia/HCA Healthcare Corporation
COMMON STOCK
($.01 PAR VALUE)

All of the shares of Common Stock offered hereby are being sold by the Selling Stockholders of Columbia/HCA Healthcare Corporation (the "Company"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares. Of the 6,000,000 shares of Common Stock offered hereby, 1,200,000 shares initially are being offered outside of the United States and Canada by the International Underwriters (the "International Underwriters") and 4,800,000 shares initially are being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Underwriters," together with the International Underwriters, the "Underwriters").

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "COL." On May 13, 1994, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Tape, was $38.00 per share. See "Price Range of Common Stock and Dividend Policy."

SEE "INVESTMENT CONSIDERATIONS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------------------
                                                           PRICE TO    UNDERWRITING   PROCEEDS TO SELLING
                                                           PUBLIC      DISCOUNT(1)    STOCKHOLDERS(2)
- ---------------------------------------------------------------------------------------------------------
Per Share                                                  $           $              $
- ---------------------------------------------------------------------------------------------------------
Total(3)                                                   $           $              $
- ---------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)  The Company will pay the expenses of the offering estimated at $      .
(3) Certain Selling Stockholders have granted to the U.S. Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional 900,000 shares of Common Stock, solely to cover overallotments, if any. If such overallotment option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be $ , $ and $ , respectively. See "Underwriting."

The shares offered by this Prospectus are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the
shares will be made against payment therefor on or about           , 1994 at the
offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York
10260.

J.P. MORGAN SECURITIES LTD.

                         DEAN WITTER INTERNATIONAL LTD.

                                                            MORGAN STANLEY & CO.
                                                                   INTERNATIONAL

            , 1994

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC filing fee............................................................  $  90,860
Accounting fees and expenses..............................................     20,000
Printing and engraving....................................................     75,000
Blue Sky fees and expenses (including legal fees).........................     15,000
Selling Stockholders' legal fees..........................................     40,000
Miscellaneous.............................................................      9,140
                                                                            ---------
    Total.................................................................  $ 250,000
                                                                            ---------
                                                                            ---------

- ------------
All amounts shown are estimated except the SEC filing fee

The Company will bear all of the above expenses.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant's Certificate of Incorporation provides that each person who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she was a director or officer of the Registrant (or was serving at the request of the Registrant as director, officer, employee or agent for another entity) will be indemnified and held harmless by the Registrant, to the full extent authorized by the Delaware General Corporation Law.

Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

The Registrant's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. The Delaware General Corporation Law permits Delaware corporations to include in their certificates of incorporation a provision eliminating or limiting director liability for monetary damages arising from breaches of their fiduciary duty. The only limitations imposed under the statute are that the provision may not eliminate or limit a director's liability (i) for breaches of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or known violations of law, (iii) for the payment of unlawful dividends or unlawful stock purchases or redemptions, or (iv) for transactions in which the director received an improper personal benefit.

The Registrant is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its Certificate of Incorporation. In addition, directors and officers are insured, at the Registrant's expense, against certain liabilities that might arise out of their employment and are not subject to indemnification under the Certificate of Incorporation.

The Form of Underwriting Agreement, filed as Exhibit 1 to this Registration Statement, obligates the underwriters and selling stockholders to indemnify the Registrant, its officers and directors, and persons who control the Registrant, under certain circumstances.

The foregoing summaries are necessarily subject to the complete text of the statutes, Certificate of Incorporation and agreements referred to above and are qualified in their entirety by reference thereto.

ITEM 16.    EXHIBITS

 1        Form of Underwriting Agreement.
 4.1      Specimen Certificate for shares of Common Stock, par value $.01 per share, of the
          Company (filed as Exhibit 4.1 to the Company's Form SE to Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).
 4.2      Columbia Hospital Corporation 9% Subordinated Mandatory Convertible Note Due June 30,
          1999 (filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
 4.3      Registration Rights Agreement between the Company and The 1818 Fund, L.P. dated March
          18, 1991 (filed as Exhibit 4.5 to the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1990, and incorporated herein by reference).
 4.4      Securities Purchase Agreement by and between the Company and The 1818 Fund, L.P.
          dated as of March 18, 1991 (filed as Exhibit 4.6 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
 4.5      Warrant to purchase shares of Common Stock, par value $.01 per share, of the Company
          (filed as Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
 4.6      Registration Rights Agreement dated as of March 16, 1989, by and among HCA-Hospital
          Corporation of America and the persons listed on the signature pages thereto (filed as Exhibit (g)(24) to Amendment No. 3 to the Schedule 13E-3 filed by HCA-Hospital
          Corporation of America, Hospital Corporation of America and The HCA Profit Sharing
          Plan on March 22, 1989, and incorporated herein by reference).
 4.7      Assignment and Assumption Agreement dated as of February 10, 1994, between
          HCA-Hospital Corporation of America and the Company relating to the Registration
          Rights Agreement, as amended (filed as Exhibit 4.7 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).
 4.8      Amended and Restated Rights Agreement dated February 10, 1994 between the Company and
          Mid-America Bank of Louisville and Trust Company (filed as Exhibit 4.8 to the
          Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).
 4.9      $1 Billion Credit Agreement dated as of February 10, 1994, among the Company, the
          Several Banks and Other Financial Institutions, and Chemical Bank as Agent and as CAF
          Loan Agent (filed as Exhibit 4.9 to the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1993, and incorporated herein by reference).
 4.10     $2 Billion Credit Agreement dated as of February 10, 1994, among the Company, the
          Several Banks and Other Financial Institutions, and Chemical Bank as Agent and as CAF
          Loan Agent (filed as Exhibit 4.10 to the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1993, and incorporated herein by reference).
 4.11     Indenture dated as of December 15, 1993 between the Company and The First National
          Bank of Chicago, as Trustee (filed as Exhibit 4.11 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).
 5        Opinion of Stephen T. Braun, Esq.
23(a)     Consent of Coopers & Lybrand.
23(b)     Consent of Stephen T. Braun, Esq. appears in his opinion filed as Exhibit 5.
   24     Power of Attorney of certain signatories appears on page II-4.

ITEM 17.    UNDERTAKINGS

The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or
       Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on the 16th day of May, 1994.

                                          COLUMBIA/HCA HEALTHCARE CORPORATION

                                          By:        /s/ STEPHEN T. BRAUN

                                             -----------------------------------
                                                      Stephen T. Braun
                                              SENIOR VICE PRESIDENT AND GENERAL
                                                         COUNSEL

                               POWER OF ATTORNEY

Know All Men By These Presents, that each person whose signature appears below constitutes and appoints Stephen T. Braun and David C. Colby, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all Amendments (including Post-Effective Amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform such and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                           TITLE                         DATE
- ------------------------------------------------------  -----------------------------------------  --------------
                /s/ THOMAS F. FRIST, JR., M.D.
     -------------------------------------------        Chairman of the Board                        May 16, 1994
              Thomas F. Frist, Jr., M.D.
                      /s/ RICHARD L. SCOTT              President, Chief Executive Officer
     -------------------------------------------         (Principal Executive Officer) and           May 16, 1994
                   Richard L. Scott                      Director
                        /s/ DAVID C. COLBY              Senior Vice President, Chief Financial
     -------------------------------------------         Officer and Treasurer (Principal            May 16, 1994
                    David C. Colby                       Financial Officer)
                  /s/ RICHARD A. LECHLEITER
     -------------------------------------------        Vice President & Controller (Principal       May 16, 1994
                Richard A. Lechleiter                    Accounting Officer)
                /s/ MAGDALENA AVERHOFF, M.D.
     -------------------------------------------        Director                                     May 16, 1994
               Magdalena Averhoff, M.D.
                       /s/ J. DAVID GRISSOM
     -------------------------------------------        Director                                     May 16, 1994
                   J. David Grissom

                      SIGNATURE                                           TITLE                         DATE
- ------------------------------------------------------  -----------------------------------------  --------------
                        /s/ ETHAN JACKSON
     -------------------------------------------        Director                                     May 16, 1994
                    Ethan Jackson
                       /s/ CHARLES J. KANE
     -------------------------------------------        Director                                     May 16, 1994
                   Charles J. Kane
                       /s/ JOHN W. LANDRUM
     -------------------------------------------        Director                                     May 16, 1994
                   John W. Landrum
                       /s/ T. MICHAEL LONG
     -------------------------------------------        Director                                     May 16, 1994
                   T. Michael Long
                        /s/ DARLA D. MOORE
     -------------------------------------------        Director                                     May 16, 1994
                    Darla D. Moore
                 /s/ RODMAN W. MOORHEAD III
     -------------------------------------------        Director                                     May 16, 1994
                Rodman W. Moorhead III
                       /s/ CARL F. POLLARD
     -------------------------------------------        Director                                     May 16, 1994
                   Carl F. Pollard
     -------------------------------------------        Director
                  Carl E. Reichardt
                    /s/ FRANK S. ROYAL, M.D.
     -------------------------------------------        Director                                     May 16, 1994
                 Frank S. Royal, M.D.
                      /s/ ROBERT D. WALTER
     -------------------------------------------        Director                                     May 16, 1994
                   Robert D. Walter
                      /s/ WILLIAM T. YOUNG
     -------------------------------------------        Director                                     May 16, 1994
                   William T. Young

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                                                                                   PAGE NO.
- -------                                                                                               -------------
 1        Form of Underwriting Agreement.
 4.1      Specimen Certificate for shares of Common Stock, par value $.01 per share, of the Company
          (filed as Exhibit 4.1 to the Company's Form SE to Form 10-K for the fiscal year ended
          December 31, 1993, and incorporated herein by reference).
 4.2      Columbia Hospital Corporation 9% Subordinated Mandatory Convertible Note Due June 30, 1999
          (filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
 4.3      Registration Rights Agreement between the Company and The 1818 Fund, L.P. dated March 18,
          1991 (filed as Exhibit 4.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
 4.4      Securities Purchase Agreement by and between the Company and The 1818 Fund, L.P. dated as of March 18, 1991 (filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for
          the fiscal year ended December 31, 1990, and incorporated herein by reference).
 4.5      Warrant to purchase shares of Common Stock, par value $.01 per share, of the Company
          (filed as Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, and incorporated herein by reference).
 4.6      Registration Rights Agreement dated as of March 16, 1989, by and among HCA-Hospital
          Corporation of America and the persons listed on the signature pages thereto (filed as
          Exhibit (g)(24) to Amendment No. 3 to the Schedule 13E-3 filed by HCA-Hospital Corporation of America, Hospital Corporation of America and The HCA Profit Sharing Plan on March 22,
          1989, and incorporated herein by reference).
 4.7      Assignment and Assumption Agreement dated as of February 10, 1994, between HCA-Hospital
          Corporation of America and the Company relating to the Registration Rights Agreement, as amended (filed as Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).
 4.8      Amended and Restated Rights Agreement dated February 10, 1994 between the Company and
          Mid-America Bank of Louisville and Trust Company (filed as Exhibit 4.8 to the Company's
          Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).
 4.9      $1 Billion Credit Agreement dated as of February 10, 1994, among the Company, the Several
          Banks and Other Financial Institutions, and Chemical Bank as Agent and as CAF Loan Agent
          (filed as Exhibit 4.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).
 4.10     $2 Billion Credit Agreement dated as of February 10, 1994, among the Company, the Several
          Banks and Other Financial Institutions, and Chemical Bank as Agent and as CAF Loan Agent
          (filed as Exhibit 4.10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and incorporated herein by reference).
 4.11     Indenture dated as of December 15, 1993 between the Company and The First National Bank of
          Chicago, as Trustee (filed as Exhibit 4.11 to the Company's Annual Report on Form 10-K for
          the fiscal year ended December 31, 1993, and incorporated herein by reference).
 5        Opinion of Stephen T. Braun, Esq.
23(a)     Consent of Coopers & Lybrand.
23(b)     Consent of Stephen T. Braun, Esq. appears in his opinion filed as Exhibit 5.
 24       Power of Attorney of certain signatories appears on page II-4.

                           GRAPHIC AND IMAGE MATERIAL


     On the inside front cover of the Prospectus is a map of the United States, and an insert depicting England and Switzerland. The number of the Company's facilities are listed in each state or country. The number of acute care hospitals are contained within a square in each state or country, the number of psychiatric hospitals are contained within a circle in each state and the number of ancillary facilities are contained within a triangle. The Company logo is at the top of the page.